Exhibit 99.2

TELUS CORPORATION

Management’s discussion and analysis

2026 Q1

TELUS Corporation – Management’s discussion and analysis – 2026 Q1

Caution regarding forward-looking statements

The terms TELUS, the Company, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

This document contains forward-looking statements about expected events and our financial and operating performance. Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our expectations regarding trends in the telecommunications industry (including demand for data and ongoing subscriber base growth), our expectations regarding growth in different areas of our business and regarding the nature, timing and benefits of our asset monetization and deleveraging plans, and our financing plans (including our targeted dividend payments). Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or other events may differ materially from expectations expressed in, or implied by, the forward-looking statements.

These risks and the assumptions underlying our forward-looking statements are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2025 annual Management’s discussion and analysis (MD&A). Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect the Company, or of our assumptions.

Risks and uncertainties that could cause actual performance or other events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•	Regulatory matters. We operate in a number of highly regulated industries and conduct business in many jurisdictions and are therefore subject to a wide variety of laws and regulations domestically and internationally. Policies and approaches advanced by elected officials and regulatory decisions, reviews and other government activity may have strategic, operational and/or financial impacts (including on revenue and free cash flow).

Risks and uncertainties include:

o	potential changes to our regulatory regime or the outcomes of proceedings, cases or inquiries relating to its application, including, but not limited to, those set out in Section 9.1 Communications industry regulatory developments and proceedings in this MD&A;

o	our ability to comply with complex and changing regulation of the healthcare, virtual care and medical devices industries in the jurisdictions in which we operate, including as an operator of health clinics; and

o	our ability to comply with, or facilitate our clients’ compliance with, numerous, complex and sometimes conflicting legal regimes, both domestically and internationally.

•	Competitive environment. Competitor expansion, activity and intensity (pricing, including discounting, bundling), as well as non-traditional competition, disruptive technology and disintermediation, may alter the nature of the markets in which we compete and impact our market share and financial results (including revenue and free cash flow). The reduction in the number of new permanent and temporary residents in Canada may intensify competitive pressure. Different areas of our business including TELUS Health and TELUS Digital also face intense competition in the different markets in which we compete.

•	Technology. Consumer adoption of alternative technologies and changing customer expectations have the potential to impact our revenue streams and customer churn rates.

Risks and uncertainties include:

o	disruptive technologies, including software-defined networks in the business market and AI, that may displace or cause us to reprice our existing data services, and self-installed technology solutions;

o	any failure to innovate, maintain technological advantages or respond effectively and in a timely manner to changes in technology;

o	the roll-out, anticipated benefits and efficiencies, and ongoing evolution of wireless broadband technologies and systems;

o	our reliance on wireless network access agreements, which have facilitated our deployment of mobile technologies;

o	our expected long-term need to acquire additional spectrum through future spectrum auctions and from third parties to meet growing demand for data, and our ability to utilize spectrum we acquire;

o	deployment and operation of new fixed broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies; and

o	our deployment of self-learning tools and automation, which may change the way we interact with customers.

•	Security and data protection. Our ability to prevent, detect and identify potential threats and vulnerabilities depends on the effectiveness of our security controls in protecting our infrastructure and operating environment, and our timeliness in responding to attacks and restoring business operations. A successful attack may impede the operations of our network or lead to the unauthorized access to, interception, destruction, use or dissemination of, customer, team member or business information and confidential data. The necessary use of sensitive personal information by our business may expose us to the risk of non-compliance with applicable law in a jurisdiction or compromise perceptions of our brand.

•	Generative AI (GenAI). GenAI exposes us to numerous risks, including risks related to operational reliability, responsible AI usage, data privacy and cybersecurity, the possibility that our use of AI may generate inaccurate or inappropriate content or create negative perceptions among customers, the risk that we may not develop and adopt AI technologies effectively and could fail to achieve improved efficiency through our use of GenAI or that the use of AI could reduce demand for our services, and that regulation could affect future implementation of AI.

TELUS Corporation – Management’s discussion and analysis – 2026 Q1

•	Climate and the environment. Natural disasters, pandemics, disruptive events and the effects of climate change may impact our operations, customer satisfaction and team member experience.

Our goals to achieve carbon neutrality and reduce our greenhouse gas (GHG) emissions in our operations are subject to our ability to identify, procure and implement solutions that reduce energy consumption and adopt cleaner sources of energy, our ability to identify and make suitable investments in renewable energy, including in the form of virtual power purchase agreements, and our ability to continue to realize significant absolute reductions in energy use and the resulting GHG emissions from our operations.

•	Operational performance, business combinations and divestitures, and TELUS Digital privatization. Investments and acquisitions present opportunities to expand our operational scope, but may expose us to new risks. We may be unsuccessful in gaining market traction/share or in integrating acquisitions into our operations within expected timelines or at all, we may not realize the expected benefits of acquisitions, and integration efforts may divert resources from other priorities. There is no assurance that we will realize any or all of the anticipated benefits of the privatization of TELUS International (Cda) Inc. in the timeframe anticipated or at expected cost levels, that we will be able to drive cross-selling opportunities, or that our estimates and expectations in relation to future economic and business conditions and the resulting impact on growth and various financial metrics will prove to be accurate.

Risks relating to operational performance include:

o	our reliance on third-party cloud-based computing services to deliver our IT services; and

o	economic, political and other risks associated with doing business globally (including war and other geopolitical developments).

We may not be able to deliver the service excellence our customers expect or maintain our competitive advantage in this area.

•	Our systems and processes. Systems and technology innovation, maintenance and management may impact our IT systems and network reliability, as well as our operating costs.

Risks and uncertainties include:

o	our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause network outages;

o	technical disruptions and infrastructure breakdowns;

o	delays and rising costs, including as a result of government restrictions or trade actions; and

o	the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•	Our team. The rapidly evolving and highly competitive nature of our markets and operating environment, along with the globalization and evolving demographic profile of our workforce, and the effectiveness of our internal training, development, succession and health and well-being programs, may impact our ability to attract, develop and retain team members with the skills required to meet the changing needs of our customers and our business. Team members may face greater mental health challenges associated with the significant change initiatives at the organization, which may result in the loss of key team members through short-term and long-term disability and churn. Integration of international business acquisitions and concurrent integration activities may impact operational efficiency, organizational culture and engagement.

•	Suppliers. We may be impacted by supply chain disruptions and lack of resiliency in relation to global or local events. Dependence on a single supplier for products, components, service delivery or support may impact our ability to efficiently meet constantly changing and rising customer expectations while maintaining quality of service. Our suppliers’ ability to maintain and service their product lines could affect the success of upgrades to, and evolution of, technology that we offer.

•	Real estate matters. Real estate investments are exposed to possible financing risks and uncertainty related to future demand, occupancy and rental rates, especially following the pandemic. Future real estate developments may not be completed on budget or on time and may not obtain lease commitments as planned. We may be exposed to the risk of loss in relation to our investments if the business plans of our real estate joint venture developments are not successfully executed.

•	Financing, debt and dividends. Our ability to access funding at optimal pricing may be impacted by general market conditions and changing assessments in the fixed-income and equity capital markets regarding our ability to generate sufficient future cash flow to service our debt. Failure to complete planned deleveraging initiatives or to achieve the anticipated benefits of those initiatives could increase our cost of capital. Our current intention to pay dividends to shareholders could constrain our ability to invest in our operations to support future growth.

Risks and uncertainties include:

o	our ability to use equity as a form of consideration in business acquisitions is impacted by stock market valuations of TELUS Common Shares;

o	our capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties affect and are affected by: our broadband initiatives; our ongoing deployment of newer mobile technologies; investments in network technology required to comply with laws and regulations relating to the security of cyber systems, including bans on the products and services of certain vendors; investments in network resiliency and reliability; the allocation of resources to acquisitions and future spectrum auctions held by Innovation, Science and Economic Development Canada (ISED). Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results or if there are changes to our regulatory environment; and

TELUS Corporation – Management’s discussion and analysis – 2026 Q1

o	lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders. Quarterly dividend decisions are made by our Board of Directors based on our financial position and outlook. Common Shares may be purchased under our normal course issuer bid (NCIB) when and if we consider it opportunistic, based on our financial position and outlook, and the market price of our Common Shares. There can be no assurance that we will resume increases under our dividend growth program, or that our NCIB will be maintained, unchanged and/or completed.

•	Tax matters. Complexity of domestic and foreign tax laws, regulations and reporting requirements that apply to TELUS and our international operating subsidiaries may impact financial results. International acquisitions and expansion of operations heighten our exposure to multiple forms of taxation.

•	The economy. Changing global economic conditions, including a potential recession and varying expectations about inflation, as well as our effectiveness in monitoring and revising growth assumptions and contingency plans, may impact the achievement of our corporate objectives, our financial results (including free cash flow), and our defined benefit pension plans. Geopolitical uncertainties and changes in trade policies and agreements, including tariffs or trade restrictions, could increase our costs, disrupt our supply chains and adversely affect our operations and financial results. They present a risk of recession and may cause customers to reduce or delay discretionary spending, impacting new service purchases or volumes of use, and to consider substitution by lower-priced alternatives.

•	Litigation and legal matters. Complexity of, and compliance with, laws, regulations, commitments and expectations may have a financial and reputational impact.

Risks include:

o	our ability to defend against existing and potential claims or our ability to negotiate and exercise indemnity rights or other protections in respect of such claims; and

o	the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

Additional risks and uncertainties that are not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations, and are based on our assumptions, as at the date of this document and are subject to change after this date. We disclaim any intention or obligation to update or revise any forward-looking statements except as required by law.

This cautionary statement qualifies all of the forward-looking statements in this MD&A.

TELUS Corporation – Management’s discussion and analysis – 2026 Q1

Management’s discussion and analysis (MD&A)

May 8, 2026

Contents

Section		Page	Subsection
1.	Introduction	6	1.1 Preparation of the MD&A
		6	1.2 The environment in which we operate
		8	1.3 Consolidated highlights
2.	Core business and strategy	11
3.	Corporate priorities for 2026	11
4.	Capabilities	13	4.1 Principal markets addressed and competition
		13	4.2 Operational resources
		14	4.3 Liquidity and capital resources
		15	4.4 Changes in internal control over financial reporting and limitations on scope of design
5.	Discussion of operations	16	5.1 General
		17	5.2 Summary of consolidated quarterly results and trends
		18	5.3 Consolidated operations
		20	5.4 TELUS technology solutions segment
		25	5.5 TELUS health segment
		26	5.6 TELUS digital experience segment
6.	Changes in financial position	29
7.	Liquidity and capital resources	30	7.1 Overview
		31	7.2 Cash provided by operating activities
		31	7.3 Cash used by investing activities
		32	7.4 Cash used by financing activities
		33	7.5 Liquidity and capital resource measures
		34	7.6 Credit facilities
		35	7.7 Short-term borrowings
		35	7.8 Credit ratings
		35	7.9 Financial instruments and contingent liabilities
		36	7.10 Outstanding share information
		36	7.11 Transactions between related parties
8.	Accounting matters	36	8.1 Critical accounting estimates and judgments
		36	8.2 Accounting policy developments
9.	Update to general trends, outlook and assumptions, and regulatory developments and proceedings	37	9.1 Communications industry regulatory developments and proceedings
10.	Risks and risk management	40
11.	Definitions and reconciliations	40	11.1 Non-GAAP and other specified financial measures
		45	11.2 Operating indicators

© 2026 TELUS Corporation. All rights reserved. The symbols ™ and ® indicate trademarks owned by TELUS Corporation or its subsidiaries used under license. All other trademarks are the property of their respective owners.

TELUS Corporation – Management’s discussion and analysis – 2026 Q1

1.	Introduction

The forward-looking statements in this section, including, for example, estimates regarding economic growth, inflation, unemployment, housing starts and immigration, are qualified by the Caution regarding forward-looking statements at the beginning of this Management’s discussion and analysis (MD&A).

1.1 Preparation of the MD&A

The following sections provide a discussion of our consolidated financial position and financial performance for the three-month period ended March 31, 2026, and should be read together with our March 31, 2026 condensed interim consolidated statements of income and other comprehensive income, statements of financial position, statements of changes in owners’ equity and statements of cash flows, and the related notes (collectively referred to as the interim consolidated financial statements). The generally accepted accounting principles (GAAP) that we use are International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards), and Canadian GAAP. In this MD&A, the term IFRS Accounting Standards refers to these standards. In our discussion, we also use certain non-GAAP and other specified financial measures to evaluate our performance, monitor compliance with debt covenants and manage our capital structure. These measures are defined, qualified and reconciled all, if and as necessary, with their nearest GAAP measures, as required by National Instrument 52-112, Non-GAAP and Other Financial Measures Disclosure, in Section 11.1. All currency amounts are stated in Canadian dollars, unless otherwise specified.

Additional information related to the Company, including our Annual Information Form and other filings with securities commissions or similar regulatory authorities in Canada, is available on SEDAR+ (sedarplus.com). Our information filed with, or furnished to, the Securities and Exchange Commission in the United States, including Form 40-F, is available on EDGAR (sec.gov).

Our disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. This MD&A and the interim consolidated financial statements were reviewed by our Audit Committee and authorized by our Board of Directors (Board) for issuance on May 8, 2026.

In this MD&A, unless otherwise indicated, results for the first quarter of 2026 (three-month period ended March 31, 2026) are compared with results for the first quarter of 2025 (three-month period ended March 31, 2025).

Effective January 1, 2026, we are retrospectively restating our segmented reporting information to reflect our new reporting structure following the October 2025 privatization of TELUS Digital and the associated post-privatization operational realignment. This reporting structure will also be applied prospectively. The captive business process outsourcing business that previously resided in TELUS digital experience and that provided services to TELUS technology solutions and TELUS health has now been operationally realigned and integrated into TELUS technology solutions and TELUS health. See Section 5.1 General for additional details.

1.2 The environment in which we operate

The success of our business and the challenges we face can best be understood with reference to the environment in which we operate, including broader economic conditions that affect both TELUS and our customers, and the competitive nature of our business operations.

TELUS technology solutions (TTech)

Across TTech, we are leveraging our leading technology and our social purpose to enable remarkable human outcomes. Our long-standing Customers First priority continues to fuel every aspect of our business across the full range of our differentiated solutions spanning mobile, data, IP, voice, TV, entertainment, video, and security and automation, delivered over our reliable, expansive, award-winning networks. Leveraging data analytics and artificial intelligence (AI) to enhance our services has strengthened our leading position in customer service excellence and loyalty, and demonstrating our commitment to provide Canadians with access to superior technology that connects all of us to the people, resources and information that matter most. We are also implementing innovative technology solutions to help feed the world, putting data to work for customers in the agriculture, food and consumer goods sectors. This efficient and effective collaboration helps ensure the quality and safety of food and consumer goods.

TELUS health segment (TELUS Health)

TELUS Health operates at the forefront of modern healthcare innovation, with technology that is fundamentally transforming the way people access and receive health services. We stand at the critical intersection of digital innovation and human care, bridging traditional healthcare settings with virtual well-being platforms to support the mental, physical and financial health of organizations and individuals all over the world. As a global technology leader, we connect and empower all participants in the health ecosystem, from healthcare professionals, payors and employers, to patients and other individuals. We achieve our objective of enabling people to live healthier lives by making health information and support services easily accessible, leveraging advanced technology and data-driven insights. Our comprehensive approach integrates primary and preventive care with ongoing wellness support. By revolutionizing healthcare delivery and enhancing well-being, we are improving health outcomes and helping consumers, patients, healthcare professionals, employers and employees thrive in today’s digital world.

TELUS Corporation – Management’s discussion and analysis – 2026 Q1

TELUS digital experience segment (TELUS Digital)

We are dedicated to servicing our clients’ customer journeys end-to-end from customer acquisition, to apps and websites, to customer experiences and support, all underpinned by AI and data. Every day, we help our clients “win the moments that matter” with their customers. Our portfolio of integrated capabilities is structured around four key service lines: digital solutions, AI and data solutions, trust and safety, and customer experience management (CXM). All our service lines are evolving rapidly, driven by technology and innovation, and significantly shaped by GenAI. We are able to provide meaningful value to our customers by combining our capabilities into an integrated offering, for example bringing our digital capabilities into our CXM environment resulting in world-class automation and optimization to our clients. TELUS Digital’s relationship with other TELUS reportable segments is a critical advantage, permitting us to partner in a real-life lab environment, where we test and scale novel and differentiated solutions, which we then roll out to our external clients.

Economic estimates

Our estimates regarding our economic and operational environment, including economic growth, inflation, unemployment, housing starts and immigration, serve as important inputs for the assumptions on which our targets are based. The extent of the impact these estimates will have on us, and the timing of that impact, will depend upon the actual future outcomes in specific sectors of the Canadian economy.

TELUS Corporation – Management’s discussion and analysis – 2026 Q1

	Economic growth			Inflation			Unemployment			Housing starts			Immigration
	(percentage points)			(percentage points)			(percentage points)			(thousands of units)			(thousands)
	Estimated gross domestic product (GDP) growth rates		Our estimated GDP growth rates[1]	Estimated annual inflation rates		Our estimated annual inflation rates[1]	Unemployment rates		Our estimated annual unemployment rates[1]	Seasonally adjusted annual rate of housing starts[2]		Our estimated annual rate of housing starts on an unadjusted basis[1]	Overall planned permanent resident and temporary resident admissions[3]
							For the month of			For the month of
							March	March		March	March
	2026		2026	2026		2026	2026[4]	2025[4]	2026	2026	2025	2026	2026	2027	2028
Canada	1.2	[5]	1.2	2.3	[5]	2.6	6.7	6.7	6.6	236	214	242	765	750	750
B.C.	1.3	[6]	1.2	2.1	[6]	2.5	6.7	6.1	6.2	31	31	43	n/a	n/a	n/a
Alberta	1.8	[6]	2.3	2.1	[6]	2.6	6.5	7.1	6.6	41	53	49	n/a	n/a	n/a
Ontario	1.0	[6]	0.8	2.1	[6]	2.5	7.6	7.5	7.5	53	39	63	n/a	n/a	n/a
Quebec	1.1	[6]	0.8	2.3	[6]	2.8	5.4	5.7	5.4	84	58	57	n/a	n/a	n/a

Annual average foreign exchange rates[1,7]
2026
C$: US$	C$1.37: US$1.00
US$: €	US$1.19: €1.00

n/a – not applicable

1	Assumptions are as of April 17, 2026 and are based on a composite of estimates from Canadian banks and other sources.
2	Source: Statistics Canada. Table 34-10-0158-01 Canada Mortgage and Housing Corporation, housing starts, all areas, Canada and provinces, seasonally adjusted at annual rates, monthly (x 1,000).
3	Source: canada.ca/en/immigration-refugees-citizenship/corporate/mandate/corporate-initiatives/levels/supplementary-immigration-levels-2026-2028.html, November 15, 2025. Previously on October 24, 2024, overall planned permanent resident and temporary resident admissions for 2025, 2026 and 2027 were 1,069,000, 897,000 and 909,000, respectively, canada.ca/en/immigration-refugees-citizenship/news/notices/supplementary-immigration-levels-2025-2027.html.
4	Source: Statistics Canada Labour Force Survey, March 2026 and March 2025, respectively.
5	Source: Bank of Canada Monetary Policy Report, April 2026.
6	Source: British Columbia Ministry of Finance, Budget and Fiscal Plan, 2026/27 – 2028/29, February 17, 2026; Alberta Ministry of Treasury Board and Finance, Fiscal Plan 2026 – 29, February 26, 2026; Ontario Ministry of Finance, 2026 Ontario Budget: A Plan to Protect Ontario, March 26, 2026; and Ministère des Finances du Québec, Budget 2026 – 2027, March 18, 2026, respectively.
7	2025 annual average foreign exchange rates: C$1.40: US$1.00; US$1.13: €1.00.

1.3 Consolidated highlights

Leadership changes

On May 8, 2026, we announced that, after a 30-year tenure, Doug French, Chief Financial Officer, will retire on June 30, 2026. Following a comprehensive succession planning process, Gopi Chande has been appointed as Chief Financial Officer, effective July 1, 2026.

Long-term debt

On January 16, 2026, we completed the full redemption of our outstanding $600 million 3.75% Notes, Series CV due March 10, 2026. The redemption was funded through proceeds from our December 2025 offering of fixed-to-fixed rate junior subordinated notes described in our 2025 annual MD&A.

On May 8, 2026, we partially redeemed $500 million aggregate principal amount of the outstanding 2.75% Notes, Series CZ due July 8, 2026, of which there was $800 million aggregate principal amount outstanding. The partial redemption was also funded through proceeds from our December 2025 offering of fixed-to-fixed rate junior subordinated notes described in our 2025 annual MD&A.

TELUS Corporation – Management’s discussion and analysis – 2026 Q1

Consolidated highlights

Three-month periods ended March 31 ($ millions, except footnotes and unless noted otherwise)	2026	2025	Change
Consolidated statements of income
Service revenues	4,484	4,443	1%
Equipment revenues	505	575	(12)%
Other income	24	39	(38)%
Operating revenues and other income	5,013	5,057	(1)%
Operating income[1]	534	752	(29)%
Income before income taxes	199	408	(51)%
Net income	144	301	(52)%
Net income attributable to Common Shares	136	321	(58)%
Adjusted Net income[2]	356	388	(8)%

Earnings per share (EPS) ($)
Basic EPS	0.09	0.21	(57)%
Adjusted basic EPS[2]	0.23	0.26	(12)%
Diluted EPS	0.09	0.21	(57)%
Dividends declared per Common Share[3] ($)	0.4184	0.4023	4%

Basic weighted-average Common Shares outstanding (millions)	1,561	1,514	3%

Three-month periods ended March 31 ($ millions, except footnotes and unless noted otherwise)	2026	2025	Change
Consolidated statements of cash flows
Cash provided by operating activities	1,050	1,077	(3)%

Cash used by investing activities	(1,144)	(602)	90%
Acquisitions	—	(11)	(100)%
Capital expenditures[4]	(651)	(587)	11%

Cash used by financing activities	(1,225)	(330)	n/m

Other highlights
Telecom subscriber connections[5] (thousands)	17,722	16,729	6%
Healthcare lives covered[6] (millions)	169.6	76.5	n/m
Earnings before interest, income taxes, depreciation and amortization[2] (EBITDA)	1,522	1,744	(13)%
EBITDA margin[2] (%)	30.4	34.5	(4.1	) pts.
Restructuring and other costs	315	97	n/m
Adjusted EBITDA[2]	1,837	1,841	—%
Adjusted EBITDA margin[2] (%)	36.6	36.4	0.2	pts.
Free cash flow[2]	583	488	19%
Net debt to EBITDA – excluding restructuring and other costs[2] (times)	3.5	3.9	(0.4)

Notations used in MD&A: n/m – not meaningful; pts. – percentage points.

1	See Note 2(b) of the interim consolidated financial statements for IFRS 18 impacts which is effective for annual reporting periods beginning on or after January 1, 2027, and will newly define what income and expenses are to be classified in Operating income.
2	These are non-GAAP and other specified financial measures. See Section 11.1 Non-GAAP and other specified financial measures.
3	In December 2025, we announced that we would pause our dividend growth while continuing to pay a quarterly dividend at the most recent level of $0.4184 per share.
4	Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for, and consequently differ from Cash payments for capital assets, excluding spectrum licences, as reported in the interim consolidated financial statements. Refer to Note 31 of the interim consolidated financial statements for further information.
5

The sum of active mobile phone subscribers, connected device subscribers and internet subscribers, measured at the end of the respective periods based on information in billing and other source systems. Effective January 1, 2026 with retrospective application to January 1, 2025, we have revised our subscriber reporting to apply a product-intensive focus on our core bundling foundation of mobility and internet and thus will no longer report TV, security and automation and residential voice subscribers. This change concentrates our disclosure on our core bundling foundation and enables us to better serve our customers, while supporting the migration from legacy products and services to integrated IP streaming, mobile-first connectivity, and smart home solutions. Effective January 1, 2026, we made certain subscriber adjustments on a prospective basis, reducing our subscriber base for mobile phones (18,000), connected devices (78,000) and internet (30,000). See Section 5.4 for further details.

6	During the second quarter of 2025, we added 79.3 million healthcare lives covered as a result of the Workplace Options® acquisition and a prospective change to the definition of healthcare lives covered to include clients who utilize TELUS Health services indirectly.

Operating highlights

•	Consolidated Operating revenues and other income decreased by $44 million in the first quarter of 2026.

Service revenues increased by $41 million in the first quarter of 2026, reflecting: (i) growth in TELUS Health service revenues, reflecting business acquisitions and growth in payor and provider solutions; (ii) subscriber base growth across mobile, residential internet, security and automation and TV; and (iii) higher residential internet revenue per customer. These factors were partially offset by: (i) mobile phone average revenue per subscriber per month (ARPU) declining at a decelerating rate; (ii) lower external revenues in TELUS Digital attributable to the strengthening of the Canadian dollar against the U.S. dollar; (iii) lower business-to-business (B2B) data services revenue; (iv) lower agriculture and consumer goods services revenues as a result of the planned divestiture of non-core assets; and (v) declines in fixed legacy voice revenue as a result of technological substitution.

Equipment revenues decreased by $70 million in the first quarter of 2026. This decrease was driven by lower mobile equipment revenues due to a reduction in contracted volumes and lower fixed premises equipment sales, partially offset by the impact of higher-value smartphones in the sales mix.

TELUS Corporation – Management’s discussion and analysis – 2026 Q1

Other income decreased by $15 million in the first quarter of 2026, largely due to the non-recurrence of net gains from the planned divestiture of non-core assets in the comparative period and lower gains on real estate projects, partially offset by higher net reversals of provisions related to business combinations.

For additional details on Operating revenues and other income, see Section 5.4 TELUS technology solutions segment, Section 5.5 TELUS health segment and Section 5.6 TELUS digital experience segment.

•	Operating income decreased by $218 million in the first quarter of 2026. (See Section 5.3 Consolidated operations for additional details.)

EBITDA decreased by $222 million in the first quarter of 2026. In addition to the drivers discussed in the following paragraph, EBITDA reflected net changes in restructuring and other costs during the three-month period. Restructuring and other costs increased by $218 million in the first quarter of 2026, as a result of cost efficiency and effectiveness programs, in addition to costs associated with the privatization of TELUS Digital.

Consolidated Adjusted EBITDA decreased by $4 million in the first quarter of 2026 which reflects varied results across our reportable segments. TTech Adjusted EBITDA was relatively unchanged in the first quarter of 2026. This was driven by: (i) lower Other income; (ii) mobile phone ARPU declining at a decelerating rate; (iii) legacy decline attributable to technological substitution; (iv) lower mobile equipment margins; (v) lower agriculture and consumer goods margins as a result of the planned divestiture of non-core assets; (vi) lower B2B data services revenue; and (vii) increased costs of subscription-based licences and cloud usage. These factors were partially offset by: (i) subscriber base growth across mobile, residential internet, security and automation and TV; (ii) cost reduction efforts, including workforce reductions, synergies achieved from the privatization of TELUS Digital, and reductions in marketing and administrative costs; (iii) lower bad debt expense; and (iv) higher residential internet revenue per customer. TELUS Health recorded an 11% Adjusted EBITDA increase in the first quarter of 2026, reflecting revenue growth and the ongoing realization of acquisition integration synergies. TELUS Digital Adjusted EBITDA increased by 2% in the first quarter of 2026, and Adjusted EBITDA margin increased by 0.2 percentage points in the first quarter of 2026. (See Section 5.3 Consolidated operations for additional details.)

•	Income before income taxes decreased by $209 million in the first quarter of 2026, reflecting a net decline in Operating income and lower Financing costs. (See Financing costs in Section 5.3.)

•	Income tax expense decreased by $52 million in the first quarter of 2026. The effective income tax rate increased from 26.2% to 27.6% in the first quarter of 2026, primarily attributable to an increased portion of income earned in jurisdictions with higher statutory income tax rates.

•	Net income attributable to Common Shares decreased by $185 million in the first quarter of 2026, reflecting the net after-tax impacts of a decline in Operating income and lower Financing costs.

Adjusted Net income excludes the effects of restructuring and other costs, income tax-related adjustments and real estate rationalization-related restructuring impairments. Adjusted Net income decreased by $32 million in the first quarter of 2026.

•	Basic EPS decreased by $0.12 in the first quarter of 2026, reflecting the net after-tax impacts of a decline in Operating income and lower Financing costs, as well as the effect of a higher number of Common Shares outstanding.

Adjusted basic EPS excludes the effects of restructuring and other costs, income tax-related adjustments and real estate rationalization-related restructuring impairments. Adjusted basic EPS decreased by $0.03 in the first quarter of 2026.

•	Dividends declared per Common Share were $0.4184 in the first quarter of 2026, compared to dividends declared per share of $0.4023 in the first quarter of 2025. On May 7, 2026, the Board declared a second quarter dividend of $0.4184 per share on our issued and outstanding Common Shares, payable on July 2, 2026, to shareholders of record at the close of business on June 10, 2026, as we have paused our dividend growth program. This compares to the quarterly dividend of $0.4163 per share declared one year earlier (see Section 4.3 Liquidity and capital resources).

•	During the 12-month period ended on March 31, 2026, our total telecom subscriber connections increased by 993,000 or 6%. This reflected growth of 2% in mobile phone subscribers, 21% in connected device subscribers and 5% in internet subscribers (each excluding first quarter 2026 subscriber base adjustments). (See Section 5.4 TELUS technology solutions segment for additional details.)

TELUS Corporation – Management’s discussion and analysis – 2026 Q1

Liquidity and capital resource highlights

•	Cash provided by operating activities decreased by $27 million in the first quarter of 2026, primarily driven by: (i) lower EBITDA; and (ii) an increase in interest paid. These factors were partially offset by: (i) a decrease in income taxes paid, net of recoveries received; and (ii) an increase in interest received. (See Section 7.2 Cash provided by operating activities.)

•	Cash used by investing activities increased by $542 million in the first quarter of 2026, largely attributable to cash payments for 3800 MHz spectrum licences, in addition to greater cash payments for capital assets. (See Section 7.3 Cash used by investing activities.)

•	Cash used by financing activities increased by $895 million in the first quarter of 2026, as amounts drawn under an arm’s-length securitization trust were greater in the first quarter of 2025. In addition, we had lower issuances of long-term debt and greater redemptions and repayment of long-term debt in the first quarter of 2026. (See Section 7.4 Cash used by financing activities.)

•	Net debt to EBITDA – excluding restructuring and other costs ratio was 3.5 times at March 31, 2026, down from 3.9 times at March 31, 2025. The decrease was largely due to the effect of the decrease in net debt levels, primarily due to the junior subordinated notes equity credit and the equity issued by our Terrion™ subsidiary to a non-controlling interest, partially offset by spectrum auctions and business acquisitions; net debt levels were already elevated in the current and comparative periods due to our spectrum acquisitions and business acquisitions. As at March 31, 2026, the acquisition of spectrum licences increased the ratio by approximately 0.6 and business acquisitions increased the ratio by approximately 0.1, while the junior subordinated notes equity credit decreased the ratio by 0.5 and equity issued by our Terrion subsidiary to a non-controlling interest decreased the ratio by approximately 0.2. (See Section 4.3 Liquidity and capital resources and Section 7.5 Liquidity and capital resource measures.)

•	Free cash flow increased by $95 million in the first quarter of 2026, largely driven by a decrease in net income taxes paid which included incremental income taxes in connection with issuing subsidiary equity, partially offset by higher capital expenditures. There is no industry-aligned definition for free cash flow.

2.	Core business and strategy

Our core business and our strategic imperatives were described in our 2025 annual MD&A.

3.	Corporate priorities for 2026

Our annual corporate priorities are used to advance our long-term strategic imperatives and address near-term opportunities and challenges. The following table provides a discussion of activities and initiatives that relate to our 2026 corporate priorities.

Strengthening our Customers First culture to increase client satisfaction and loyalty

•       Our TELUS Community Boards entrust local leaders to make recommendations on the allocation of grants in their communities. These grants support registered charities that offer health, education or technology programs to help youth. Since 2005, our 21 TELUS Community Boards and the TELUS Friendly Future Foundation® (the Foundation) have supported 27.1 million youth in need across Canada and around the world, by granting more than $126 million in cash donations to over 11,000 charitable initiatives.

•       Working in close partnership with our TELUS Community Boards in Canada, the Foundation distributes grants to charities that promote education, health and well-being for youth across the country. In addition, through the TELUS Student Bursary program, the Foundation provides bursaries for post-secondary students who face financial barriers and are committed to making a difference in their communities. During the first quarter of 2026, the Foundation provided support for 148,000 youth by granting nearly $2.6 million: over $2.4 million in cash donations to 180 Canadian registered charities, community partners and projects, and more than $120,000 in student bursaries. Since its inception in 2018, the Foundation has directed $70.3 million in cash donations and bursary grants, helping 18.1 million youth reach their full potential. For more information about the TELUS Student Bursary program, please visit friendlyfuture.com/bursary.

•       Throughout the first quarter of 2026, we continued to leverage our TELUS Connecting for Good® programs to support marginalized individuals by enhancing their access to both technology and healthcare, as well as our TELUS Wise® program to improve digital literacy and online safety knowledge. Since the launch of these programs, they have provided support for 1.7 million Canadians.

•       During the quarter, we welcomed over 1,900 new households to our Internet for Good® program. Since we launched the program in 2016, we have connected 74,000 households, making low-cost high-speed internet available to 231,600 low-income seniors and members of low-income families, persons with disabilities, government-assisted refugees and youth leaving foster care.

•       Our Mobility for Good® program offers free or low-cost smartphones and mobility plans to youth aging out of foster care, low-income seniors and families, as well as government-assisted refugees and Indigenous women at risk of, or experiencing violence. During the first three months of 2026, we added more than 2,100 marginalized individuals to the program. Since we launched Mobility for Good in 2017, the program has provided support for 74,800 people.

•       Through TELUS Health for Good®, we are removing healthcare barriers for low-income and marginalized Canadians. During the first quarter of 2026, we supported over 25,000 patient visits. Since the program launched in 2014, we have delivered 378,800 primary care and outreach visits across 27 Canadian communities. In the quarter, we also connected 180 low-income seniors with discounted access to TELUS Health Medical Alert personal security devices. To date, TELUS Health for Good has helped 1,800 low-income seniors maintain their independence.

TELUS Corporation – Management’s discussion and analysis – 2026 Q1

•       During the quarter, our Tech for Good program provided access to personalized assessments, recommendations and training on mobile devices, computers, laptops and related assistive technology and/or access to discounted mobile plans for 1,900 Canadians living with disabilities, enabling them to make improvements in their quality of life and independence. Since its inception in 2017, we have provided support for 19,900 individuals in Canada who are living with disabilities, through the program and/or the TELUS Wireless Accessibility Discount.

•       During the first three months of 2026, over 40,800 individuals in Canada and around the world participated in TELUS Wise workshops and events to improve their digital literacy and online safety knowledge, bringing the total cumulative number of participants to 961,600 since the program launched in 2013.

•       Throughout 2026, we continued to grow our global leadership in environmental sustainability. Key milestones included:

•       In January, we were named in the Corporate Knights 2026 Global 100 Most Sustainable Corporations in the World for the 14th time since its introduction in 2005.

•       In January, we received an A- leadership rating for our sustainability efforts from the Carbon Disclosure Project (CDP) for Climate Change.

•       In February, we announced that we were the first Canadian telecom to achieve a target of sourcing effectively 100% of electricity for our global operations from renewable or low-emitting sources as of December 31, 2025.

•       In February, we set a new corporate climate target, advancing our ambition to reach Net Zero by 2040.

•       In February, we were named in the 2026 Carbon Clean200, a global list of the top companies leading the sustainable economy, released by Corporate Knights and As You Sow.

•       In April, we published our 2025 Sustainability and ESG report. Please visit telus.com/sustainability.

Accelerating product development and intensity to yield differentiated growth

•       In February 2026, TELUS Health announced a strategic agreement with Abu Dhabi Health Data Services (ADHDS), part of the M42 group, to introduce new personalized employee well-being solutions in the United Arab Emirates (UAE) that combine wellness, precision medicine and AI-driven healthcare innovations. ADHDS will work with TELUS Health on an employee and family assistance program (EFAP) that currently includes more than 40 modules addressing emotional, lifestyle and well-being support. Working together, the organizations will combine digital infrastructure, AI innovation, and clinical expertise to strengthen healthcare across the UAE and the broader region.

•       In February 2026, we announced a new level of partnership with Photonic, building on our 2024 collaboration announcement. Together, TELUS and Photonic achieved a significant technical milestone, a world-first quantum teleportation of its kind, proving that our existing fibre optic infrastructure can reliably carry quantum information. This successful quantum teleportation marks a critical milestone in quantum secure internet globally.

•       In February 2026, we officially welcomed the Dairy Health & Management Services team to TELUS Agriculture & Consumer Goods. This strategic integration will enable us to strengthen our presence as a key global provider of animal health and production solutions, while expanding our footprint in the dairy market.

•       In February 2026, TELUS Agriculture advanced a multi-year commercial partnership with leading science and technology company Merck, employing industry-leading technology in rebate and program management. This partnership is a critical foundation in our enterprise solutions.

•       In independent global analytics company Opensignal’s 2026 Canada Mobile Network Experience Report released in February 2026, we were recognized as winning outright for 5G Gaming Experience and Time on 5G, and tying for first place in eight other categories. These results make us Canada’s most awarded network ever by Opensignal.

•       In March 2026, we signed a commercial agreement with AST SpaceMobile, Inc. to bring space-based direct-to-cellular service to places it has never reached before across Canada. Planned for late 2026, our customers will be able to send text messages, make voice calls and use data in Canada’s most remote locations using standard mobile devices. Subsequent to March 31, 2026, we made an equity investment in AST SpaceMobile.

•       In March 2026, we announced plans to collaborate with Xanadu Quantum Technologies Inc. on advancing sovereign quantum computing infrastructure in Canada, and to explore the development of a quantum data centre integrated with our secure, Canadian-controlled, sovereign infrastructure. This initiative will provide Canadian enterprises, researchers, and government organizations with secure access to next-generation quantum computing capabilities.

Leveraging our AI capabilities and sovereign AI compute leadership to drive elevated profitability

•       In January 2026, we announced an expanded partnership with RingCentral, Inc. to integrate sophisticated AI capabilities into TELUS Business Connect®. By embedding these intelligent tools across customer-facing workflows and internal operations, the upgraded platform empowers organizations to automate routine tasks, sharpen their decision-making, and elevate client interactions.

•       In January, TELUS Digital’s GenAI solution Fuel iX™ Fortify was named an Innovative Product Winner in the 2026 BIG Innovation Awards. The global awards program, run by the Business Intelligence Group, recognizes companies, products and leaders that are transforming industries through applied innovation, intelligent platforms and measurable real-world impact.

•       In February 2026, we announced a collaboration with L-SPARK to provide Canadian startups and innovators with access to our Sovereign AI Factory. This strategic partnership will democratize access to sovereign AI compute, enabling Canadian startups to scale domestically while competing globally.

•       In February 2026, we launched our new AI Chatbot for Trade Promotion Management (TPM) Global for TELUS Consumer Goods. This tool allows our customers to pull customer trends, inventory and sales data to deliver real-time, actionable insights, such as performance drivers, trends and growth opportunities for promotions.

TELUS Corporation – Management’s discussion and analysis – 2026 Q1

•       In March 2026, in partnership with Fortanix, we announced a new Confidential AI solution, built on NVIDIA, that enables organizations to train and deploy AI on their most sensitive data with cryptographic proof that it remains securely within Canadian jurisdiction. This solution empowers Canadian organizations to unlock secure AI at scale with cryptographic proof of protection on sovereign infrastructure.

•       In March 2026, TELUS Digital showcased production-ready AI-driven customer experience (CX) and network optimization solutions for telecommunications providers at Mobile World Congress 2026 in Barcelona, Spain. We demonstrated how telecommunications operators can transform AI pilots into enterprise-scale deployments that deliver measurable business value through innovative use cases.

•       In March, TELUS Digital won an Artificial Intelligence Excellence Award for Agent Quality Insights, our AI-powered quality assurance solution for contact centre environments. Awarded by the Business Intelligence Group in the Natural Language Processing category, this recognition spotlights the companies and leaders moving AI beyond experimentation and into practical, accountable deployment.

•       In the first quarter of 2026, our AI-enabling capabilities, anchored by TELUS Digital and with early contribution from TELUS AI Factories, delivered growth of 22%.

Simplifying our business operations and enabling digital transformation to optimize efficiencies and effectiveness

•       During the first quarter of 2026, we realized, and continued to progress towards, our synergy objectives within our reportable segments, TELUS technology solutions, TELUS health and TELUS digital experience.

4.	Capabilities

The forward-looking statements in this section, including statements regarding our operational and investment plans in Section 4.2 and our dividend growth program and our financial objectives in Section 4.3, are qualified by the Caution regarding forward-looking statements at the beginning of this MD&A.

4.1 Principal markets addressed and competition

For a discussion of our principal markets and an overview of competition, refer to Section 4.1 in our 2025 annual MD&A.

4.2 Operational resources

TELUS technology solutions (TTech)

From mid-2013 through March 31, 2026, we invested approximately $8.5 billion to acquire wireless spectrum licences in spectrum auctions and other private transactions. These investments have more than doubled our national spectrum holdings in support of our top priority to put customers first.

Mobile data consumption has been increasing rapidly and is expected to continue growing at a fast rate as the industry continues to transition to 5G. We have responded by investing in the coverage, capacity, performance and reliability of our network to ensure we are able to support additional data consumption and growth in our mobile subscriber base in a geographically diverse country, while maintaining the high quality of our network. This includes investments in wireless small cells connected directly to our TELUS PureFibre® technology to improve coverage and capacity utilized in our 5G network.

As at March 31, 2026, our 4G LTE technology covered 99% of Canada’s population, consistent with March 31, 2025. We have continued to invest in the roll-out of our LTE advanced technology, which covered 96% of Canada’s population at March 31, 2026, up from approximately 96% at March 31, 2025. Furthermore, our 5G network covered over 90% of Canada’s population at March 31, 2026, up from over 87% at March 31, 2025.

We are continuing to invest in urban and rural communities across our incumbent local exchange carrier (ILEC) communities in B.C., Alberta and Eastern Quebec, as well as non-ILEC communities in Ontario and Quebec, with commitments to deliver broadband technology capabilities to as many Canadians in these communities as possible, including expanding our PureFibre footprint by connecting more homes and businesses directly to PureFibre. In addition, we have increased broadband internet speeds, expanded our IP TV video-on-demand library and high-definition content, including 4K TV and 4K HDR capabilities, and enhanced the marketing of data products and bundles. Our PureFibre technology is also an essential component of our wireless access technology and has enabled our 5G deployment. Our home and business security and automation solutions integrate safety and security monitoring with smart devices.

As at March 31, 2026, over 3.7 million households and businesses in B.C., Alberta and Eastern Quebec were connected to fibre-optic cable. This is up from approximately 3.5 million households and businesses in the first quarter of 2025.

Our agriculture and consumer goods solutions include precision agronomy tools, record-keeping and recommendations, rebate management services, supplier management, order management, index labelling, compliance management, animal agriculture solutions, food traceability and quality assurance, data management solutions and software solutions for trade promotion management, optimization and analytics (TPx), retail execution, supply chain solutions and analytics capabilities.

TELUS Corporation – Management’s discussion and analysis – 2026 Q1

TELUS health (TELUS Health)

TELUS Health leverages the power of technology and passion of our team members to support the mental, physical and financial health and well-being of organizations and individuals around the globe. Our core areas of focus in the global healthcare marketplace are: employers (small, medium and large enterprise), payors (insurers, third-party payors and third-party administrators, and public sector), providers (clinics and physicians, pharmacists and allied health professionals) and consumer solutions. We offer a variety of integrated health and well-being products, solutions and services including: employee and family assistance programs (EFAP), cognitive behavioural therapy (CBT), absence and disability management, executive, preventive and occupational health services, corporate reward, recognition and perks programs, and training programs; pension and benefits administration solutions, and retirement and financial consulting; virtual care (encompassing comprehensive primary care, mental health support, wellness offerings, and pet care); virtual pharmacy and pharmacy management systems, including medication management services; remote patient monitoring; personal emergency response services; personal health records and electronic medical records (EMR) management; claims management solutions; and curation of health content.

TELUS digital experience (TELUS Digital)

TELUS Digital creates future-focused digital transformations and provides digitally enabled customer experience solutions fuelled by AI that can withstand disruption and deliver value for our clients.

Over decades, we have grown through organic investments and strategic acquisitions to serve a global client base with an equally global team, expanding our delivery hubs to span the Americas, Europe, Asia-Pacific, the Middle East and Africa.

Our delivery locations are strategically selected based on factors such as: access to diverse, skilled talent; proximity to clients; and ability to deliver our services over multiple time zones and in multiple languages. They are connected through a robust infrastructure backed by cloud technologies, enabling globally distributed and virtualized teams.

4.3 Liquidity and capital resources

Capital structure financial policies

Our objective when managing financial capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk. In our definition of financial capital, we include:

•	Common equity (excluding Accumulated other comprehensive income);

•	Non-controlling interests;

•	Long-term debt (including long-term credit facilities, commercial paper backstopped by long-term credit facilities and any hedging assets or liabilities associated with Long-term debt items, net of amounts recognized in Accumulated other comprehensive income);

•	Cash and temporary investments;

•	Short-term borrowings (including those arising from securitized trade receivables and unbilled customer finance receivables and any hedging assets or liabilities associated with short-term borrowings, net of amounts recognized in Accumulated other comprehensive income); and

•	Other long-term debt.

We manage our financial capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our financial capital structure, we may:

•	Adjust the amount of dividends paid to holders of Common Shares;

•	Adjust the discount at which Common Shares are offered under the Dividend Reinvestment and Share Purchase Plan;

•	Purchase Common Shares for cancellation pursuant to normal course issuer bids (NCIB);

•	Issue new equity (including Common Shares and subsidiary equity);

•	Issue new debt, issue new debt to replace existing debt with different characteristics; and/or

•	Increase or decrease the amount of short-term borrowings arising from securitized trade receivables and unbilled customer finance receivables.

We monitor financial capital utilizing a number of measures, including net debt to EBITDA – excluding restructuring and other costs ratio, coverage ratios and dividend payout ratios. (See definitions in Section 11.1 Non-GAAP and other specified financial measures.)

Financing and capital structure management plans

Report on financing and capital structure management plans

Pay dividends to the holders of the Common Shares of TELUS Corporation under our multi-year dividend growth program

•       In December 2025, we announced that we would pause our dividend growth while continuing to pay a quarterly dividend at the most recent level of $0.4184 per share. Dividend decisions will continue to be subject to our Board’s assessment and the determination of our financial position and outlook on a quarterly basis. Our long-term Common Share dividend payout ratio guideline is 60 to 75% of free cash flow on a prospective basis. (See Section 7.5 Liquidity and capital resource measures.) There can be no assurance that we will resume dividend growth increases. (See Caution regarding forward-looking statements – Financing, debt and dividends and Section 10.15 Financing, debt and dividends in our 2025 annual MD&A.)

•       Dividends declared in the first quarter of 2026 totalled $0.4184 per share, compared to dividends declared in the first quarter of 2025 totalling $0.4023 per share. On May 7, 2026, the Board elected to declare a second quarter dividend of $0.4184 per share, payable on July 2, 2026, to shareholders of record at the close of business on June 10, 2026. This compares to the quarterly dividend of $0.4163 per share declared one year earlier.

TELUS Corporation – Management’s discussion and analysis – 2026 Q1

•       Our dividend reinvestment and share purchase (DRISP) plan trustee acquired shares from Treasury for the DRISP plan, rather than acquiring Common Shares in the stock market. We may, at our discretion, offer Common Shares at a discount of up to 5% from the market price under the DRISP plan. In February 2026, we announced a step down of our previous discount on shares issued from Treasury to 1.75% from the average market price for shares acquired through the DRISP plan. This applied to the dividends payable on April 1, 2026 to shareholders of record on March 11, 2026. During the first quarter of 2026, for the dividends paid on January 2, 2026, our DRISP plan trustee acquired from Treasury approximately 12 million dividend reinvestment Common Shares for $219 million. The DRISP participation rate for these dividends, calculated as the DRISP investment of $219 million (including the employee share purchase plan) as a percentage of gross dividends, was approximately 34%. For the dividends paid on April 1, 2026, the DRISP participation rate, calculated as the DRISP investment of $219 million (including the employee share purchase plan) as a percentage of gross dividends, was approximately 34%, unchanged from the January 2, 2026 participation rate even with the step down.

Purchase Common Shares • During the three-month period ended March 31, 2026, we did not repurchase or cancel any shares pursuant to our NCIB.

Use proceeds from securitized receivables (Short-term borrowings), bank facilities and commercial paper as needed, to supplement free cash flow and meet other cash requirements

•       Our issued and outstanding commercial paper was $1.6 billion at March 31, 2026, all of which was denominated in U.S. dollars (US$1.2 billion), compared to $1.0 billion (US$0.7 billion) at December 31, 2025, and $2.1 billion (US$1.5 billion) at March 31, 2025.

•       Proceeds from securitized trade receivables and unbilled customer finance receivables were $0.9 billion at March 31, 2026, compared to $0.9 billion at December 31, 2025, and $1.3 billion at March 31, 2025 (see Section 7.7). Funding under the agreement may be provided in either Canadian dollars or U.S. dollars. Foreign currency forward contracts are used to manage currency risk associated with funding denominated in U.S. dollars.

Maintain compliance with financial objectives

•       Maintain investment-grade credit ratings – On May 8, 2026, investment-grade credit ratings from all rating agencies that cover TELUS were in the desired range. (See Section 7.8 Credit ratings.)

•       Net debt to EBITDA – excluding restructuring and other costs ratio of 2.2 to 2.7 times – As measured at March 31, 2026, this ratio was 3.5 times, outside of the objective range, primarily due to the acquisition of spectrum licences (as spectrum is our largest indefinite-life asset) and business acquisitions. Given the cash demands of the 600 MHz auction held in 2019, the 3500 MHz auction held in 2021, the 3800 MHz auction held in 2023 (payments made in fiscal 2024) and the upcoming auction for millimetre wave spectrum, the assessment of the objective and timing of return to the objective range remains to be determined; however, it is our intent to return to a ratio of circa 2.7 times in the medium term (following the spectrum auctions in 2021 and 2023, and the upcoming auction for millimetre wave spectrum), consistent with our long-term strategy. We have an objective of achieving a ratio of circa 3.0 times in 2027. (See Section 7.5 Liquidity and capital resource measures.)

•       Common Share dividend payout ratio of 60 to 75% of free cash flow on a prospective basis – Our objective range is on a prospective basis. The Common Share dividend payout ratio[1] we present in this MD&A is a historical measure utilizing the dividends declared in the most recent four quarters, net of dividend reinvestment plan effects, and free cash flow, and is presented on a retrospective basis for illustrative purposes in evaluating our objective range. As at March 31, 2026, the ratio was 73%, which is within the objective range. (See Section 7.5 Liquidity and capital resource measures.)

•       Generally maintain a minimum of $1 billion in available liquidity – As at March 31, 2026, our available liquidity[1] was approximately $3.1 billion. (See Section 7.6 Credit facilities and Liquidity risk in Section 7.9.)

1     These are non-GAAP and other specified financial measures. See Section 11.1 Non-GAAP and other specified financial measures.

4.4 Changes in internal control over financial reporting and limitations on scope of design

Changes in internal control over financial reporting

For the three-month period ended March 31, 2026, there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on scope of design

In our assessment of the scope of the disclosure controls and procedures and internal control over financial reporting, we have excluded the controls, policies and procedures of Workplace Options, which was acquired on May 1, 2025. This scope limitation is in accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, which allows an issuer to limit its design of internal controls over financial reporting and disclosure controls and procedures to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the certificate relates.

For the three-month period ended March 31, 2026, Workplace Options contributed revenues of $48 million and generated a net loss of $19 million, based on information in source systems for the consolidated legal entity. As at March 31, 2026, the current assets and current liabilities of Workplace Options represented approximately less than 1% of TELUS’ consolidated current assets and current liabilities, respectively, while the non-current assets and non-current liabilities of Workplace Options represented approximately 2% and 1% of TELUS’ consolidated non-current assets and non-current liabilities, respectively.

TELUS Corporation – Management’s discussion and analysis – 2026 Q1

5.	Discussion of operations

This section contains forward-looking statements, including those with respect to mobile phone average revenue per subscriber per month (ARPU) growth, products and services trends regarding loading and retention spending, equipment margins, subscriber growth and various future trends. There can be no assurance that we have accurately identified these trends based on past results or that these trends will continue. See Caution regarding forward-looking statements at the beginning of this MD&A.

5.1 General

Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other component(s)), the operations of which can be clearly distinguished and for which the operating results, and in particular, Adjusted EBITDA, are regularly reviewed by a chief operating decision-maker to make resource allocation decisions and to assess performance. Segmented information in Note 5 of the interim consolidated financial statements is regularly reported to our Chief Executive Officer (CEO) (our chief operating decision-maker).

The TELUS technology solutions segment (TTech) includes: network revenues and equipment sales arising from mobile technologies; data revenues (which include internet protocol; television; hosting, managed information technology and cloud-based services; and home and business security and automation); agriculture and consumer goods services (software, data management and data analytics-driven smart-food chain and consumer goods technologies); voice and other telecommunications services revenues; and equipment sales.

The TELUS health segment (TELUS Health) includes: healthcare services, software and technology solutions (including employee and family assistance programs and benefits administration).

The TELUS digital experience segment (TELUS Digital), which has the U.S. dollar as its primary functional currency, includes key service lines: digital solutions; AI and data solutions; trust and safety; and customer experience management. Subsequent to TELUS Corporation’s acquisition of the TELUS International (Cda) Inc. non-controlling interests in fiscal 2025, our internal and external reporting processes, systems and internal controls were transitioned to match the post-privatization operational realignment; for the three-month period ended March 31, 2026, our segmented reporting structure was correspondingly transitioned and comparative amounts have been restated on a comparable basis.

TELUS Corporation – Management’s discussion and analysis – 2026 Q1

5.2 Summary of consolidated quarterly results and trends

Summary of quarterly results

($ millions, except per share amounts)	2026 Q1	2025 Q4	2025 Q3	2025 Q2	2025 Q1	2024 Q4	2024 Q3	2024 Q2
Operating revenues
Service revenues	4,484	4,571	4,507	4,491	4,443	4,507	4,410	4,342
Equipment revenues	505	659	560	540	575	824	632	558
Other income	24	31	39	51	39	50	57	74
Operating revenues and other income	5,013	5,261	5,106	5,082	5,057	5,381	5,099	4,974
Operating expenses
Goods and services purchased[1]	1,856	2,059	1,942	1,858	1,847	2,136	1,868	1,825
Employee benefits expense[1]	1,635	1,456	1,411	1,545	1,466	1,475	1,475	1,473
Depreciation and amortization	988	1,052	1,011	1,004	992	1,011	968	994
Impairment of goodwill	—	—	—	500	—	—	—	—
Total operating expenses	4,479	4,567	4,364	4,907	4,305	4,622	4,311	4,292
Operating income	534	694	742	175	752	759	788	682
Financing costs before gain on purchase of long-term debt and long-term debt prepayment premium	335	371	328	373	344	321	479	382
Gain on purchase of long-term debt	—	(81)	(222)	—	—	—	—	—
Long-term debt prepayment premium	—	—	48	—	—	—	—	—
Income (loss) before income taxes	199	404	588	(198)	408	438	309	300
Income taxes	55	114	157	47	107	118	52	79
Net income (loss)	144	290	431	(245)	301	320	257	221
Net income attributable to Common Shares	136	292	493	7	321	358	280	228
Net income per Common Share:
Basic EPS	0.09	0.19	0.32	—	0.21	0.24	0.19	0.15
Adjusted basic EPS[2]	0.23	0.20	0.24	0.22	0.26	0.25	0.28	0.25
Diluted EPS	0.09	0.19	0.32	—	0.21	0.24	0.19	0.15
Dividends declared per Common Share	0.4184	0.4184	0.4163	0.4163	0.4023	0.4023	0.3891	0.3891
Additional information:
EBITDA	1,522	1,746	1,753	1,679	1,744	1,770	1,756	1,676
Restructuring and other costs	315	93	109	133	97	68	86	121
Adjusted EBITDA	1,837	1,839	1,862	1,812	1,841	1,838	1,842	1,797
Cash provided by operating activities	1,050	1,130	1,493	1,166	1,077	1,077	1,432	1,388
Free cash flow	583	574	611	535	488	534	568	481

1     Goods and services purchased and Employee benefits expense amounts include restructuring and other costs.

2     See Section 11.1 Non-GAAP and other specified financial measures.

Trends

For further discussion of trends related to revenues, EBITDA and Adjusted EBITDA, see Section 5.4 TELUS technology solutions segment, Section 5.5 TELUS health segment and Section 5.6 TELUS digital experience segment.

The trend of general year-over-year increases in Depreciation and amortization reflects greater additions of Property, plant and equipment and Intangible assets, higher real estate rationalization activity and business acquisitions. Our expenditures have supported the expansion of our broadband footprint, including our generational investment to connect homes and businesses to TELUS PureFibre and 5G technology coverage, as well as successful internet, TV, and security and automation subscriber loading. Investments in our PureFibre technology also support our technology strategy to improve network coverage and capacity, including the ongoing build-out of our 5G network.

TELUS Corporation – Management’s discussion and analysis – 2026 Q1

The trend of general year-over-year increases in Financing costs reflects greater long-term debt outstanding and increases in effective interest rates attributable to both floating-rate debt and recent fixed-rate issuances, primarily associated with our investments in spectrum licences and business acquisitions, as well as PureFibre technology. Financing costs are net of capitalized interest related to spectrum licences acquired during the 3500 MHz spectrum auction held in 2021 and during the 3800 MHz spectrum auction held in 2023 (payments made in fiscal 2024). Financing costs also include Interest accretion on provisions (asset retirement obligations and written put options) and Employee defined benefit plans net interest. Additionally, for the eight periods shown, Financing costs include varying amounts of foreign exchange gains or losses, varying amounts of interest income and unrealized changes in VPPA forward element, which contributed to losses up to the fourth quarter of 2024. Effective for the first quarter of 2025, arising from a prospective change in accounting policy which applies hedge accounting, unrealized fair value adjustments for VPPAs, which were previously included within Financing costs, are now included within Other comprehensive income.

5.3 Consolidated operations

The following is a discussion of our consolidated financial performance. Segment information in Note 5 of the interim consolidated financial statements is regularly reported to our CEO. We discuss the performance of our segments in Section 5.4 TELUS technology solutions segment, Section 5.5 TELUS health segment and Section 5.6 TELUS digital experience segment.

Operating revenues

Three-month periods ended March 31 ($ in millions)	2026	2025	Change
Operating revenues
Service	4,484	4,443	1%
Equipment	505	575	(12)%
Operating revenues (arising from contracts with customers)	4,989	5,018	(1)%
Other income	24	39	(38)%
Operating revenues and other income	5,013	5,057	(1)%

Consolidated Operating revenues and other income decreased by $44 million in the first quarter of 2026.

•	Service revenues increased by $41 million in the first quarter of 2026, largely as a result of: (i) growth in TELUS Health service revenues, reflecting business acquisitions and growth in payor and provider solutions; (ii) subscriber base growth across mobile, residential internet, security and automation and TV; and (iii) higher residential internet revenue per customer. These factors were partially offset by: (i) mobile phone ARPU declining at a decelerating rate; (ii) lower external revenues in TELUS Digital attributable to the strengthening of the Canadian dollar against the U.S. dollar; (iii) lower business-to-business (B2B) data services revenue; (iv) lower agriculture and consumer goods services revenues as a result of the planned divestiture of non-core assets; and (v) declines in fixed legacy voice revenue as a result of technological substitution.

•	Equipment revenues decreased by $70 million in the first quarter of 2026. This decrease was driven by lower mobile equipment revenues due to a reduction in contracted volumes and lower fixed premises equipment sales, partially offset by the impact of higher-value smartphones in the sales mix.

•	Other income decreased by $15 million in the first quarter of 2026, largely due to the non-recurrence of net gains from the planned divestiture of non-core assets in the comparative period and lower gains on real estate projects, partially offset by higher net reversals of provisions related to business combinations.

Operating expenses

Three-month periods ended March 31 ($ in millions)	2026	2025	Change
Goods and services purchased	1,856	1,847	—%
Employee benefits expense	1,635	1,466	12%
Depreciation	583	592	(2)%
Amortization of intangible assets	405	400	1%
Operating expenses	4,479	4,305	4%

Consolidated operating expenses increased by $174 million in the first quarter of 2026. See Adjusted EBITDA below for further details on Goods and services purchased and Employee benefits expense.

•	Depreciation decreased by $9 million in the first quarter of 2026, largely due to lower asset retirement activity.

•	Amortization of intangible assets increased by $5 million in the first quarter of 2026, arising from business acquisitions and higher software impairments.

TELUS Corporation – Management’s discussion and analysis – 2026 Q1

Operating income

Three-month periods ended March 31 ($ in millions)	2026	2025 (restated)	Change
TTech EBITDA[1] (see Section 5.4)	1,423	1,611	(12)%
TELUS Health EBITDA[1] (see Section 5.5)	68	75	(10)%
TELUS Digital EBITDA[1] (see Section 5.6)	50	71	(29)%
Eliminations	(19)	(13)	46%
EBITDA	1,522	1,744	(13)%
Depreciation and amortization (discussed above)	(988)	(992)	—%
Operating income (consolidated earnings (loss) before interest and income taxes (EBIT))	534	752	(29)%

1     See Section 11.1 Non-GAAP and other specified financial measures.

Operating income decreased by $218 million in the first quarter of 2026, while EBITDA decreased by $222 million. In addition to the drivers discussed within Adjusted EBITDA below, EBITDA reflected net changes in restructuring and other costs during the three-month period. Restructuring and other costs were $218 million higher in the first quarter of 2026, as a result of cost efficiency and effectiveness programs, in addition to costs associated with the privatization of TELUS Digital.

Adjusted EBITDA

Three-month periods ended March 31 ($ in millions)	2026	2025 (restated)	Change
TTech Adjusted EBITDA[1] (see Section 5.4)	1,682	1,690	—%
TELUS Health Adjusted EBITDA[1] (see Section 5.5)	93	84	11%
TELUS Digital Adjusted EBITDA[1] (see Section 5.6)	81	80	2%
Eliminations	(19)	(13)	46%
Adjusted EBITDA	1,837	1,841	—%

1     See Section 11.1 Non-GAAP and other specified financial measures.

Consolidated Adjusted EBITDA decreased by $4 million in the first quarter of 2026. This reflects varied results across our reportable segments.

TTech Adjusted EBITDA was relatively unchanged in the first quarter of 2026. This was driven by: (i) lower Other income; (ii) mobile phone ARPU declining at a decelerating rate; (iii) legacy decline attributable to technological substitution; (iv) lower mobile equipment margins; (v) lower agriculture and consumer goods margins as a result of the planned divestiture of non-core assets; (vi) lower B2B data services revenue; and (vii) increased costs of subscription-based licences and cloud usage. These factors were partially offset by: (i) subscriber base growth across mobile, residential internet, security and automation and TV; (ii) cost reduction efforts, including workforce reductions, synergies achieved from the privatization of TELUS Digital, and reductions in marketing and administrative costs; (iii) lower bad debt expense; and (iv) higher residential internet revenue per customer. See Section 5.4 for further details.

TELUS Health recorded an 11% increase in Adjusted EBITDA in the first quarter of 2026, reflecting revenue growth and the ongoing realization of acquisition integration synergies. See Section 5.5 for further details.

TELUS Digital Adjusted EBITDA increased by 2% in the first quarter of 2026, and Adjusted EBITDA margin increased by 0.2 percentage points in the first quarter of 2026. See Section 5.6 for further details.

Financing costs

Three-month periods ended March 31 ($ in millions)	2026	2025	Change
From transactions that only involve the raising of finance
Interest on long-term debt, excluding lease liabilities and other (secured) – gross	328	284	15%
Interest on long-term debt, excluding lease liabilities and other (secured) – capitalized	(3)	(9)	(67)%
Interest on short-term borrowings and other	13	17	(24)%
	338	292	16%
From transactions that do not only involve the raising of finance
Interest on long-term debt – lease liabilities	43	41	5%
Interest on long-term debt – other (secured)	5	6	(17)%
Employee defined benefit plans net interest	3	3	—%
Interest accretion on provisions	8	7	14%
	59	57	4%
Interest expense	397	349	14%
Foreign exchange gains	(37)	—	n/m
Interest income	(25)	(5)	n/m
Financing costs	335	344	(3)%

Financing costs decreased by $9 million in the first quarter of 2026, mainly due to the following factors:

•	Interest expense increased by $48 million in the first quarter of 2026, largely as a result of:

•	An increase of $44 million in gross interest expense on long-term debt, excluding lease liabilities and other (secured) in the first quarter of 2026. This was largely a reflection of an increase in average long-term debt in addition to an increase in the effective interest rate. Our weighted average interest rate on long-term debt (excluding commercial paper, TELUS bank credit facilities, the revolving components of the repaid TELUS International (Cda) Inc. credit facility, lease liabilities and other long-term debt) was 4.77% at March 31, 2026, compared to 4.40% one year earlier. (See Long-term debt issued and Redemptions and repayment of long-term debt in Section 7.4.)

TELUS Corporation – Management’s discussion and analysis – 2026 Q1

•	Foreign exchange gains were $37 million higher in the first quarter of 2026, primarily reflecting changes in the value of the U.S. dollar relative to the Canadian dollar and the European euro relative to the Canadian dollar.

•	Interest income increased by $20 million in the first quarter of 2026, primarily as a result of higher interest on income tax refunds.

Income taxes

Three-month periods ended March 31 ($ in millions, except tax rates)	2026	2025	Change
Income taxes computed at applicable statutory rates (%)	26.8	24.8	2.0	pts.
Adjustments recognized in the current period for income taxes of prior periods (%)	—	(1.2)	1.2	pts.
Pillar Two global minimum tax (%)	—	0.2	(0.2	) pts.
(Non-taxable) non-deductible amounts, net (%)	(3.6)	(0.2)	(3.4	) pts.
Withholding and other taxes (%)	3.9	2.2	1.7	pts.
Losses not recognized (%)	0.5	0.2	0.3	pts.
Foreign tax differential (%)	—	(0.2)	0.2	pts.
Other (%)	—	0.4	(0.4	) pts.
Effective tax rate (%)	27.6	26.2	1.4	pts.
Income taxes computed at applicable statutory rates	53	101	(48)%
Adjustments recognized in the current period for income taxes of prior periods	—	(5)	(100)%
Pillar Two global minimum tax	—	1	(100)%
(Non-taxable) non-deductible amounts, net	(7)	(1)	n/m
Withholding and other taxes	8	9	(11)%
Losses not recognized	1	1	—%
Foreign tax differential	—	(1)	(100)%
Other	—	2	(100)%
Income taxes	55	107	(49)%

Total income tax expense decreased by $52 million in the first quarter of 2026. The effective tax rate increased from 26.2% to 27.6% in the first quarter of 2026, primarily attributable to a change in income mix.

Comprehensive income

Three-month periods ended March 31 ($ in millions)	2026	2025	Change
Net income	144	301	(52)%
Other comprehensive income (net of income taxes):
Items that may subsequently be reclassified to income	41	49	(16)%
Items never subsequently reclassified to income	8	3	n/m
Comprehensive income	193	353	(45)%

Comprehensive income decreased by $160 million in the first quarter of 2026, largely reflecting a decrease in Net income. Items that may subsequently be reclassified to income include changes in the unrealized fair value of derivatives designated as cash flow hedges and foreign currency translation adjustments arising from translating financial statements of foreign operations. Items never subsequently reclassified to income include changes in the measurement of investment financial assets and employee defined benefit plans re-measurement amounts.

5.4 TELUS technology solutions segment

TTech trends

The historical trend over the past eight quarters in mobile network revenue primarily reflects the deceleration of growth in immigration, which has limited subscriber growth, along with domestic ARPU declines attributable to larger data allotments at given price points, and persistent retail competition. Over this period, ARPU declines have continued to moderate, reflecting our ongoing efforts to restore ARPU growth. Roaming revenues continued to decline, reflecting the uptake of North America wide plans and competitive roaming packages in the market, as well as lower travel-related roaming volumes. As a partial offset, we continue to see growth in our mobile phone subscriber base, reflecting strong customer retention that has helped mitigate the impact of decelerating immigration growth, as well as an increase in Internet of Things (IoT) connections.

Mobile equipment revenues have been declining, largely attributable to lower contracted volumes, partially offset by the impact of higher-value smartphones in the sales mix. Higher device costs from manufacturers are also prompting customers to defer upgrades and drive increased adoption of bring-your-own-device (BYOD) plans that is reducing the number of customer contracts. We continue to offer certified pre-owned devices and our Bring-It-Back® program, providing customers with alternative options for handset upgrades while also supporting a circular economy.

TELUS Corporation – Management’s discussion and analysis – 2026 Q1

Our spectrum investments and capital expenditures for improvements to our network are enhancing its capacity, coverage and reliability, enabling us to drive revenue growth through net additions of new mobile phone and connected device subscribers. Growth in our mobile phone subscriber base is attributable to: (i) industry-leading product offerings with continuous improvements in the speed, performance and reliability of our network, coupled with our enhanced digital capabilities; (ii) the success of our bundling of mobility and home services; (iii) our ability to attract a large share of the Canadian population, with growth that is being driven by immigration (albeit slowing) and changing demographics, as well as ongoing growth in the number of customers with multiple devices; and (iv) our relatively low churn rate, which reflects our Customers First priority and upgrade volume programs.

Our connected device subscriber base has been growing, primarily in response to our expanded IoT offerings across various industries, including transportation, security, healthcare, smart buildings and smart cities, energy, retail and agriculture. Our investments in network infrastructure and the expansion of our IoT product portfolio have also equipped us to deliver reliable and scalable IoT solutions to our customers.

Growth in our internet subscriber base has continued, supported by our ongoing investments in building out our fibre-optic footprint. Bundling of mobility and home services, including our diverse and flexible suite of additional products and services including but not limited to internet, entertainment, security and automation, health, and voice, supports growth in the number of our offerings per home to better meet demand for multiple services, with a positive impact on churn.

The trend of growth in our fixed products and services revenue reflects the growth of our internet and security and automation subscriber bases, including our expansion into non-ILEC communities in Ontario and Quebec. This growth is bolstered by sustained demand for faster internet speeds and larger bandwidth which are supported by investments in our fibre-optic footprint. The trends of declining TV revenues and fixed voice revenues are a result of technological substitution. However, the success of our bundled offerings and product diversification and the effectiveness of our customer retention efforts have helped mitigate these trends. The migration of business product and service offerings to IP platforms and the entry of new competitors have resulted in inherently lower margins compared to some of our legacy business product and service offerings. Nonetheless, we are continuing to refine and diversify our portfolio of innovative business offerings.

Previous trends in agriculture and consumer goods services were attributable to customer churn, which hampered subscription growth; however, our agriculture and consumer goods business demonstrated organic improvement throughout 2025. The decline since the second quarter of 2025 was a result of the planned divestiture of non-core assets. With our global team and cloud-based solutions, we are able to serve a diverse client base, including growers, producers, agronomists, advisors, processors and retailers, by enabling more effective and agile decision-making that can address changing consumer demands, improve profitability and generate a better flow of information across the value chain. This improves the safety and sustainability of our outputs and drives efficiencies in the way we produce, distribute and consume food and consumer goods.

TELUS Corporation – Management’s discussion and analysis – 2026 Q1

TTech operating indicators1

At March 31	2026	2025	Change
Subscriber connections (thousands):
Mobile phone[2]	10,318	10,137	2%
Connected device[3]	4,596	3,877	19%
Internet[4]	2,808	2,715	3%
Total telecom subscriber connections	17,722	16,729	6%
LTE population coverage[5] (millions)	36.7	36.7	—%
5G population coverage[5] (millions)	33.4	32.4	3%
Fibre optic cable population coverage (millions)	3.7	3.5	6%

Three-month periods ended March 31	2026	2025	Change
Mobile phone gross additions (thousands)	428	339	26%
Subscriber connection net additions (losses) (thousands):
Mobile phone	12	20	(40)%
Connected device	229	148	55%
Internet	21	21	—%
Total telecom subscriber connection net additions	262	189	39%
Mobile phone ARPU, per month[2,6] ($)	56.56	57.13	(1.0)%
Mobile phone churn, per month[2,7] (%)	1.35	1.06	0.29	pts.

1	Effective January 1, 2026 with retrospective application to January 1, 2025, we have revised our subscriber reporting to apply a product-intensive focus on our core bundling foundation of mobility and internet and thus will no longer report TV, security and automation and residential voice subscribers. This change concentrates our disclosure on our core bundling foundation and enables us to better serve our customers, while supporting the migration from legacy products and services to integrated IP streaming, mobile-first connectivity, and smart home solutions.

2	Effective January 1, 2026, on a prospective basis, we reduced our mobile phone subscriber base by 18,000 subscribers to remove a subset of our public services customers that are now subject to dynamic pricing auction models. We believe adjusting our base for these low-margin customers provides a more meaningful reflection of the underlying performance of our mobile phone business and our focus on profitable growth. As a result of this change, associated operating statistics (ARPU and churn) have also been adjusted.

3	Effective January 1, 2026, on a prospective basis, we adjusted our connected device subscriber base to remove 78,000 subscribers, due to a review of our subscriber base.

4	Effective January 1, 2026, we removed 30,000 internet subscribers from our base, primarily consisting of low-margin subscribers associated with temporary work camps and similar facilities. This adjustment also reflects a minor change in our internet subscriber count following a subscriber base review.

5	Including network access agreements with other Canadian carriers.

6	This is a specified financial measure. See Section 11.1 Non-GAAP and other specified financial measures. This is an industry measure useful in assessing operating performance of a mobile products and services company, but is not a measure defined under IFRS Accounting Standards.

7	See Section 11.2 Operating indicators.

●	Mobile phone gross additions were 428,000 in the first quarter of 2026, reflecting an increase of 89,000. This increase was attributable to heightened promotional activity leading to elevated customer switching.

●	Our mobile phone churn rate was 1.35% in the first quarter of 2026, compared to 1.06% in the first quarter of 2025. The increase was largely as a result of customer switching decisions in response to continuing marketing and promotional price competition.

●	Mobile phone net additions were 12,000 in the first quarter of 2026, a decrease of 8,000, reflecting an increase in mobile phone churn rate, partly offset by an increase in gross additions.

●	Mobile phone ARPU was $56.56 in the first quarter of 2026, a decrease of $0.57 or 1.0%, attributable to the adoption of base rate plans with lower prices in response to continuing competitive promotional pricing targeting both new and existing customers, a decline in roaming revenues, and the commoditization of telecommunications services in the public sector, partially offset by the positive impact of ongoing efforts to moderate ARPU declines. We have noted sustained growth in the adoption of unlimited data and Canada-U.S.-Mexico plans, which generate higher and more stable ARPU on a monthly basis while also offering customers greater cost certainty in lower roaming fees to the U.S. and Mexico, and lower data overage fees, respectively.

●	Connected device net additions were 229,000 in the first quarter of 2026, an increase of 81,000, reflecting growth in gross additions from customers in the transportation and connectivity industries, partially offset by an increase in deactivations.

●	Internet net additions were 21,000 in the first quarter of 2026, unchanged compared to the first quarter of 2025.

Operating revenues and other income – TTech segment

Three-month periods ended March 31 ($ in millions)	2026	2025 (restated)	Change
Mobile network revenue	1,750	1,732	1%
Mobile equipment and other service revenues	474	524	(10)%
Fixed data services[1]	1,175	1,168	1%
Fixed voice services	161	170	(5)%
Fixed equipment and other service revenues	124	143	(13)%
Agriculture and consumer goods services	88	98	(10)%
Operating revenues (arising from contracts with customers)	3,772	3,835	(2)%
Other income	12	39	(69)%
External Operating revenues and other income	3,784	3,874	(2)%
Intersegment revenues	6	6	—%
TTech Operating revenues and other income	3,790	3,880	(2)%

1	Excludes agriculture and consumer goods services.

TTech Operating revenues and other income decreased by $90 million in the first quarter of 2026.

TELUS Corporation – Management’s discussion and analysis – 2026 Q1

Mobile network revenue increased by $18 million or 1% in the first quarter of 2026, largely due to growth in our mobile phone subscriber base, supported by ARPU declining at a decelerating rate.

Mobile equipment and other service revenues decreased by $50 million in the first quarter of 2026, due to a reduction in contracted volumes, partially offset by the impact of higher-value smartphones in the sales mix.

Fixed data services revenues increased by $7 million in the first quarter of 2026, driven by residential internet subscriber base and revenue per customer growth, and growth in our security and automation and TV subscriber bases. These factors were partially offset by lower B2B data services revenue.

Fixed voice services revenues decreased by $9 million in the first quarter of 2026, reflecting the ongoing decline in legacy voice revenues as a result of technological substitution and shifts in consumer purchasing decisions. This was partially mitigated by the effects of our successful customer retention efforts.

Fixed equipment and other service revenues decreased by $19 million in the first quarter of 2026, driven primarily by lower premises equipment sales.

Agriculture and consumer goods services revenues decreased by $10 million in the first quarter of 2026, largely as a result of the planned divestiture of non-core assets, representing the final period of impact from the prior year, alongside unfavourable foreign exchange rate effects attributable to the strengthening of the Canadian dollar against the U.S. dollar compared to the same period in the prior year. This was partially offset by organic growth in animal agriculture.

Other income decreased by $27 million in the first quarter of 2026, largely due to the non-recurrence of net gains from the divestiture of non-core assets and net reversals of provisions related to business combinations in the prior year, as well as lower gains on real estate projects.

Intersegment revenues represent services provided to the TELUS health and TELUS digital experience segments. These revenues are eliminated upon consolidation, together with the associated TELUS health and TELUS digital experience segment expenses.

Direct contribution – TTech segment

	Mobile products and services			Fixed products and services[1]			Total TTech
Three-month periods ended March 31 ($ in millions)	2026	2025	Change	2026	2025 (restated)	Change	2026	2025 (restated)	Change
Revenues
Service	1,778	1,757	1%	1,490	1,504	(1)%	3,268	3,261	—%
Equipment	446	499	(11)%	58	75	(23)%	504	574	(12)%
Operating revenues (arising from contracts with customers)	2,224	2,256	(1)%	1,548	1,579	(2)%	3,772	3,835	(2)%
Expenses
Direct expenses	691	737	(6)%	475	474	—%	1,166	1,211	(4)%
Direct contribution	1,533	1,519	1%	1,073	1,105	(3)%	2,606	2,624	(1)%

1	Includes agriculture and consumer goods services.

The direct expenses included in the direct contribution calculations in the preceding table represent components of the Goods and services purchased and Employee benefits expense totals included in the table below and have been calculated in accordance with the accounting policies used to prepare the totals presented in the financial statements. TTech direct contribution decreased by $18 million or 1% in the first quarter of 2026.

The direct contribution from TTech mobile products and services increased by $14 million in the first quarter of 2026, reflecting stronger mobile network revenue and subscriber base growth. These factors were partially offset by a decline in mobile equipment margin from lower contracted volumes, in addition to mobile phone ARPU declining at a decelerating rate.

The direct contribution from TTech fixed products and services decreased by $32 million in the first quarter of 2026, primarily driven by legacy decline attributable to technological substitution, lower agriculture and consumer goods margins driven by the planned divestiture of non-core assets, and lower B2B data services revenue. These factors were partially offset by continued internet subscriber growth and greater revenue per customer, security and automation subscriber growth, and TV programming savings.

TELUS Corporation – Management’s discussion and analysis – 2026 Q1

Operating expenses – TTech segment

Three-month periods ended March 31 ($ in millions)	2026	2025 (restated)	Change
Goods and services purchased[1]	1,609	1,616	—%
Employee benefits expense[1]	758	653	16%
TTech operating expenses	2,367	2,269	4%

1	Includes restructuring and other costs.

TTech operating expenses increased by $98 million in the first quarter of 2026. See TTech Adjusted EBITDA below for further details.

EBITDA – TTech segment

Three-month periods ended March 31 ($ in millions, except margins)	2026	2025 (restated)	Change
EBITDA	1,423	1,611	(12)%
Add restructuring and other costs included in EBITDA	259	79	n/m
Adjusted EBITDA	1,682	1,690	—%
EBITDA margin[1] (%)	37.6	41.5	(3.9)	pts.
Adjusted EBITDA margin[1] (%)	44.4	43.6	0.8	pts.

1	These are non-GAAP and other specified financial measures. See Section 11.1 Non-GAAP and other specified financial measures.

TTech EBITDA decreased by $188 million or 12% in the first quarter of 2026. In addition to the drivers discussed within TTech Adjusted EBITDA below, EBITDA also reflected an increase in restructuring and other costs of $180 million in the first quarter of 2026, as a result of cost efficiency and effectiveness programs, in addition to costs associated with the privatization of TELUS Digital.

TTech Adjusted EBITDA decreased by $8 million in the first quarter of 2026, reflecting: (i) lower Other income; (ii) mobile phone ARPU declining at a decelerating rate; (iii) legacy decline attributable to technological substitution; (iv) lower mobile equipment margins; (v) lower agriculture and consumer goods margins as a result of the planned divestiture of non-core assets; (vi) lower B2B data services revenue; and (vii) increased costs of subscription-based licences and cloud usage. These factors were partially offset by: (i) subscriber base growth across mobile, residential internet, security and automation and TV; (ii) cost reduction efforts, including workforce reductions, synergies achieved from the privatization of TELUS Digital, and reductions in marketing and administrative costs; and (iii) lower bad debt expense.

TTech Adjusted EBITDA margin increased by 0.8 percentage points in the first quarter of 2026. This improvement was largely the result of our cost efficiency and effectiveness programs, as described above.

Adjusted EBITDA less capital expenditures – TTech segment

Three-month periods ended March 31 ($ in millions)	2026	2025 (restated)	Change
Adjusted EBITDA	1,682	1,690	—%
Capital expenditures	(580)	(515)	13%
Adjusted EBITDA less capital expenditures[1]	1,102	1,175	(6)%

1	See Section 11.1 Non-GAAP and other specified financial measures.

TTech Adjusted EBITDA less capital expenditures decreased by $73 million in the first quarter of 2026. See Section 7.3 for further discussion of capital expenditures.

EBIT – TTech segment

Three-month periods ended March 31 ($ in millions)	2026	2025 (restated)	Change
EBITDA	1,423	1,611	(12)%
Depreciation	(517)	(529)	(2)%
Amortization of intangible assets	(241)	(240)	—%
EBIT[1]	665	842	(21)%

1	See Section 11.1 Non-GAAP and other specified financial measures.

TTech EBIT decreased by $177 million in the first quarter of 2026, in line with the decrease in EBITDA. TTech depreciation decreased by $12 million in the first quarter of 2026, largely attributable to lower asset retirement activity. TTech amortization was relatively unchanged in the first quarter of 2026.

TELUS Corporation – Management’s discussion and analysis – 2026 Q1

5.5 TELUS health segment

TELUS Health trends

The trend of growth in health services revenues has been driven by growth in our offerings of employee and family assistance programs (EFAP), pension plan and benefits administration, which have been augmented by a number of targeted acquisitions globally in 2024, as well as Workplace Options and other business acquisitions in 2025. The trend also reflects continued organic growth, driven by increased adoption and expansion of our digital health solutions and the growing member base across our health services, which include: (i) employer solutions: offers physical, mental and financial well-being solutions focused on the global employer segment, including EFAP, total mental health, consulting and TELUS Health Wellbeing; (ii) payor and provider solutions: the payor business encompasses both the public and private sectors (health benefits management, e-claims, patient health records and public health managed services) and the provider business includes pharmacy software solutions, collaborative health medical records and virtual pharmacy services; (iii) retirement and benefits solutions: enhancing the financial health and well-being of organizations and individuals with sustainable and flexible pensions and benefits administration and retirement solutions; (iv) TELUS Health care centres: oversees clinic operations and transformation, as well as medical and mental health clinical delivery; and (v) consumer health: offers market leading solutions for primary care, pet care, aging in place and chronic disease management. On May 1, 2025, we acquired Workplace Options, which furthers TELUS Health’s practice of partnering with providers, digital health organizations, health plans and employers to create a more robust and localized offering executed at a global scale, which now covers more than 200 countries and territories. Growth in the number of lives covered largely reflects the expansion of our EFAP offerings, which includes the acquisition of Workplace Options and their associated healthcare lives covered.

TELUS Health operating indicator

At March 31	2026	2025	Change
Healthcare lives covered[1] (millions)	169.6	76.5	n/m

1	During the second quarter of 2025, we added 79.3 million healthcare lives covered as a result of the Workplace Options acquisition and a prospective change to the definition of healthcare lives covered to include clients who utilize TELUS Health services indirectly.

●	Healthcare lives covered were 169.6 million as of the end of the first quarter of 2026, an increase of 93.1 million over the past 12 months, primarily reflecting the addition of 79.3 million lives covered from our May 2025 acquisition of Workplace Options and a prospective change to the definition of healthcare lives covered to include clients who utilize TELUS Health services indirectly. Organically, healthcare lives covered increased mainly reflecting robust growth in our EFAP across all of our operating regions, in addition to the ongoing demand for virtual solutions.

Operating revenues and other income – TELUS health segment

Three-month periods ended March 31 ($ in millions)	2026	2025	Change
Health services	522	470	11%
Health equipment	1	1	—%
Operating revenues (arising from contracts with customers)	523	471	11%
Other income	1	—	n/m
External Operating revenues and other income	524	471	11%
Intersegment revenues	2	2	—%
TELUS Health Operating revenues and other income	526	473	11%

TELUS Health Operating revenues and other income increased by $53 million in the first quarter of 2026.

Across TELUS Health, the reported rate of revenue growth was negatively impacted by the strengthening of the Canadian dollar against the U.S. dollar compared to the same period in the prior year.

Our health services revenues increased by $52 million in the first quarter of 2026, driven by: (i) global business acquisitions in employer solutions and retirement and benefits solutions, including the acquisition of Workplace Options in May 2025; and (ii) growth in payor and provider solutions, with strong performance in collaborative health records and an increase in recurring revenue related to our electronic medical records solutions, increased patient health records and health benefits management, and virtual pharmacy solutions. This was offset by an organic decline in retirement and benefits solutions and in EFAP.

Health equipment revenues were unchanged in the first quarter of 2026.

Other income increased by $1 million in the first quarter of 2026.

Intersegment revenues represent services provided to the TTech segment. These revenues are eliminated upon consolidation, together with the associated TTech expenses.

Direct contribution – TELUS health segment

Three-month periods ended March 31 ($ in millions)	2026	2025 (restated)	Change
Revenues
Service	522	470	11%
Equipment	1	1	—%
Operating revenues (arising from contracts with customers)	523	471	11%
Expenses
Direct expenses	237	214	11%
Direct contribution	286	257	11%

The direct expenses included in the direct contribution calculations in the preceding table represent components of the Goods and services purchased and Employee benefits expense totals included in the table below and have been calculated in accordance with the accounting policies used to prepare the totals presented in the financial statements. The nature of the direct expenses are mainly counsellor network costs, clinicians, implementation and support costs.

The direct contribution from TELUS Health increased by $29 million in the first quarter of 2026, reflecting revenue growth, as discussed in the health services revenues section.

TELUS Corporation – Management’s discussion and analysis – 2026 Q1

Operating expenses – TELUS health segment

Three-month periods ended March 31 ($ in millions)	2026	2025 (restated)	Change
Goods and services purchased[1]	169	165	2%
Employee benefits expense[1]	289	233	24%
TELUS Health operating expenses	458	398	15%

1	Includes restructuring and other costs.

TELUS Health operating expenses increased by $60 million in the first quarter of 2026, in line with revenue growth. See TELUS Health direct contribution above and TELUS Health Adjusted EBITDA below for further details.

EBITDA – TELUS health segment

Three-month periods ended March 31 ($ in millions, except margins)	2026	2025 (restated)	Change
EBITDA	68	75	(10)%
Add restructuring and other costs included in EBITDA	25	9	n/m
Adjusted EBITDA	93	84	11%
EBITDA margin[1] (%)	12.9	15.8	(2.9)	pts.
Adjusted EBITDA margin[1] (%)	17.7	17.8	(0.1)	pts.

1	These are non-GAAP and other specified financial measures. See Section 11.1 Non-GAAP and other specified financial measures.

TELUS Health EBITDA decreased by $7 million or 10% in the first quarter of 2026. TELUS Health Adjusted EBITDA increased by $9 million or 11% in the first quarter of 2026, reflecting revenue growth, as well as the ongoing realization of acquisition integration synergies. These factors were partially offset by higher indirect costs related to: (i) global business acquisitions; (ii) the scaling of our digital and security capabilities, inclusive of digital transformation; and (iii) higher regional marketing costs. The difference between the growth rates of EBITDA and Adjusted EBITDA is attributable to higher restructuring and other costs in the first quarter of 2026 related to cost efficiency and effectiveness programs.

TELUS Health Adjusted EBITDA margin decreased by 0.1 percentage points in the first quarter of 2026, relatively unchanged compared to the first quarter of 2025.

Adjusted EBITDA less capital expenditures – TELUS health segment

Three-month periods ended March 31 ($ in millions)	2026	2025 (restated)	Change
Adjusted EBITDA	93	84	11%
Capital expenditures	(53)	(44)	20%
Adjusted EBITDA less capital expenditures[1]	40	40	—%

1	See Section 11.1 Non-GAAP and other specified financial measures.

TELUS Health Adjusted EBITDA less capital expenditures were unchanged in the first quarter of 2026. See Section 7.3 for further discussion of capital expenditures.

EBIT – TELUS health segment

Three-month periods ended March 31 ($ in millions)	2026	2025 (restated)	Change
EBITDA	68	75	(10)%
Depreciation	(16)	(13)	23%
Amortization of intangible assets	(99)	(94)	5%
EBIT[1]	(47)	(32)	47%

1	See Section 11.1 Non-GAAP and other specified financial measures.

TELUS Health EBIT decreased by $15 million in the first quarter of 2026. TELUS Health depreciation increased by $3 million in the first quarter of 2026, driven by depreciation of real estate from our 2025 business acquisitions. TELUS Health amortization increased by $5 million in the first quarter of 2026, largely as a result of amortization related to business acquisitions, which are foundational to TELUS Health’s global expansion.

5.6 TELUS digital experience segment

TELUS Digital trends

The historical trend over the past eight quarters in TELUS Digital revenues reflects changes in service volume demand from our existing clients and services provided to new clients, as well as a shift in the mix of services that has been evolving over the eight quarters. Revenue growth from new client wins and service expansion with certain clients was offset by lower service volumes from some of our key existing clients, reflecting ongoing cost rationalization measures within the existing client base. Intersegment revenues have continued to increase year-over-year, comprising approximately 13% of total TELUS Digital revenues.

Goods and services purchased and Employee benefits expense increased, reflecting: (i) the expansion of our TELUS Digital team member base, which led to an increase in training costs to meet ongoing customer requirements, as well as the growing complexity of requirements from both existing and new customers; (ii) restructuring and other costs related to cost efficiency programs due to client ramp-downs in certain regions; (iii) changes in external labour requirements to support the growth in our digital services business; (iv) changes in our crowdsource-enabled workforce to support our AI and data solutions service line; and (v) rising software licensing costs associated with our growing team member base.

Depreciation and amortization remained stable, as the impact of ongoing capital investments in facilities and costs to maintain our existing operations was largely offset by the timing of assets reaching full depreciation or amortization.

TELUS Corporation – Management’s discussion and analysis – 2026 Q1

Operating revenues and other income – TELUS digital experience segment

Three-month periods ended March 31 ($ in millions)	2026	2025 (restated)	Change
Operating revenues (arising from contracts with customers)	694	712	(3)%
Other income	11	—	n/m
External Operating revenues and other income	705	712	(1)%
Intersegment revenues	108	102	6%
TELUS Digital Operating revenues and other income	813	814	—%

TELUS Digital Operating revenues and other income decreased by $1 million in the first quarter of 2026.

Our Operating revenues (arising from contracts with customers) decreased by $18 million in the first quarter of 2026, primarily attributable to: (i) the strengthening of the Canadian dollar against the U.S. dollar, partially offset by the weakening of the Canadian dollar against the European euro compared to the same period in the prior year, which resulted in an overall unfavourable foreign currency impact on our TELUS Digital operating results; and (ii) decreases in services provided to existing clients in our trust and safety service line, particularly from a certain technology client, and our AI and data solutions service line, particularly from a certain technology client. These decreases were partially offset by: (i) revenue growth from business acquisitions; and (ii) an increase in service volume within our digital solutions service line.

Other income increased by $11 million in the first quarter of 2026, due to a reversal of a provision related to a business combination.

Intersegment revenues represent services provided to the TTech and TELUS health segments, which include capital expenditures for software that are deferred and amortized. These revenues are eliminated upon consolidation, together with the associated expenses, as well as the TELUS digital experience segment margin on costs capitalized within the TTech segment.

The increase in intersegment revenues in the first quarter of 2026 reflects the competitive benefits TELUS derives from the lower cost structure in the TELUS digital experience segment, while maintaining control over the quality of the associated services delivered and, on a consolidated basis, retaining the margin that a third-party vendor would otherwise earn.

Operating expenses – TELUS digital experience segment

Three-month periods ended March 31 ($ in millions)	2026	2025 (restated)	Change
Goods and services purchased[1]	175	163	7%
Employee benefits expense[1]	588	580	1%
TELUS Digital operating expenses	763	743	3%

1	Includes restructuring and other costs.

TELUS Digital operating expenses increased by $20 million in the first quarter of 2026. See TELUS Digital Adjusted EBITDA below for further details.

EBITDA – TELUS digital experience segment

Three-month periods ended March 31 ($ in millions, except margins)	2026	2025 (restated)	Change
EBITDA	50	71	(29)%
Add restructuring and other costs included in EBITDA	31	9	n/m
Adjusted EBITDA	81	80	2%
EBITDA margin[1] (%)	6.2	8.7	(2.5	) pts.
Adjusted EBITDA margin[1] (%)	10.0	9.8	0.2	pts.

1	These are non-GAAP and other specified financial measures. See Section 11.1 Non-GAAP and other specified financial measures.

TELUS Digital EBITDA decreased by $21 million or 29% in the first quarter of 2026. TELUS Digital Adjusted EBITDA increased by $1 million or 2% in the first quarter of 2026, as Adjusted EBITDA margin increased by 0.2 percentage points, reflecting a stabilization of operating expenses. The decrease in EBITDA was primarily due to: (i) restructuring and other costs related to cost efficiency programs associated with the privatization of TELUS Digital and costs related to client ramp-down from a service delivery centre out of Europe; and (ii) lower operating revenues. These factors were partially offset by higher other income resulting from a reversal of a provision related to a business combination.

Adjusted EBITDA less capital expenditures – TELUS digital experience segment

Three-month periods ended March 31 ($ in millions)	2026	2025 (restated)	Change
Adjusted EBITDA	81	80	2%
Capital expenditures	(37)	(41)	(10)%
Adjusted EBITDA less capital expenditures[1]	44	39	13%

1	See Section 11.1 Non-GAAP and other specified financial measures.

TELUS Digital Adjusted EBITDA less capital expenditures increased by $5 million in the first quarter of 2026, primarily due to lower real estate expenditures in Europe and Asia-Pacific. See Section 7.3 for further discussion of capital expenditures.

TELUS Corporation – Management’s discussion and analysis – 2026 Q1

EBIT – TELUS digital experience segment

Three-month periods ended March 31 ($ in millions)	2026	2025 (restated)	Change
EBITDA	50	71	(29)%
Depreciation	(50)	(50)	—%
Amortization of intangible assets	(65)	(66)	(2)%
EBIT[1]	(65)	(45)	44%

1	See Section 11.1 Non-GAAP and other specified financial measures.

TELUS Digital EBIT decreased by $20 million in the first quarter of 2026, in line with the decrease in EBITDA.

TELUS Corporation – Management’s discussion and analysis – 2026 Q1

6.	Changes in financial position

Financial position at:	Mar. 31	Dec. 31
($ millions)	2026	2025	Change	Change includes:
Current assets
Cash and temporary investments, net	1,302	2,621	(1,319)	See Section 7 Liquidity and capital resources
Accounts receivable	3,754	3,797	(43)	A decrease primarily driven by lower accounts receivable in our dealer and retailer channels due to reduced handset sales volumes
Income and other taxes receivable	235	173	62	Instalments to date are more than the expense
Inventories	458	482	(24)	A decrease primarily driven by a reduction in inventories at our dealer and retail channels, partially offset by timing of inventory in transit
Contract assets	450	457	(7)	Refer to description in non-current contract assets
Costs incurred to obtain or fulfill contracts with customers	328	413	(85)	A decrease driven by lower commissions
Prepaid maintenance and other	565	421	144	An increase primarily driven by the prepayment of maintenance contracts, statutory employee benefits and licensing fees
Current derivative assets	75	8	67	An increase in the notional amount of hedging items.
Current liabilities
Short-term borrowings	920	920	—	See Note 22 of the interim consolidated financial statements
Accounts payable and accrued liabilities	3,403	3,494	(91)	A decrease primarily reflecting a reduction in payroll and other employee-related liabilities, as well as interest payable, partially offset by an increase in indirect taxes payable. See Note 23 of the interim consolidated financial statements
Income and other taxes payable	164	141	23	Instalments to date are less than the expense
Dividends payable	653	649	4	Effect of an increase in the number of shares outstanding
Advance billings and customer deposits	1,037	1,053	(16)	A decrease primarily due to lower inventories across our dealer and retail channels. See Note 24 of the interim consolidated financial statements
Provisions	416	300	116	An increase primarily resulting from the reclassification of long-term written put options
Current maturities of long-term debt	4,092	3,102	990	An increase driven by the reclassification of US$600 million 2.80% US Dollar Notes, an increase in commercial paper outstanding, and the reclassification of a US$200 million promissory note; partially offset by the redemption of $600 million Notes, Series CV, and a decrease in lease liabilities
Current derivative liabilities	27	30	(3)	A decrease primarily due to a smaller spread between hedged foreign exchange rates and actual foreign exchange rates at the end of the period.
Working capital (Current assets subtracting Current liabilities)	(3,545)	(1,317)	(2,228)	TELUS normally has a negative working capital position. See Financing and capital structure management plans in Section 4.3 and Note 4(b) of the interim consolidated financial statements.

TELUS Corporation – Management’s discussion and analysis – 2026 Q1

Financial position at:	Mar. 31	Dec. 31
($ millions)	2026	2025	Change	Change includes:
Non-current assets
Property, plant and equipment, net	17,602	17,503	99	See Capital expenditures in Section 7.3 Cash used by investing activities and Depreciation in Section 5.3 Consolidated operations
Intangible assets, net	20,541	20,328	213	See Capital expenditures in Section 7.3 Cash used by investing activities and Amortization of intangible assets in Section 5.3 Consolidated operations
Goodwill, net	10,491	10,460	31	An increase due to fluctuations in foreign exchange rates. See Note 18 of the interim consolidated financial statements
Contract assets	273	274	(1)	A decrease reflecting a lower volume of subsidized devices
Other long-term assets	2,780	2,676	104	An increase primarily driven by portfolio investments and derivative assets.
Non-current liabilities
Provisions	549	661	(112)	A decrease primarily resulting from the reclassification of long-term written put options
Long-term debt	26,039	27,437	(1,398)	See Section 7.4 Cash used by financing activities
Other long-term liabilities	915	955	(40)	A decrease primarily due to a reduction in derivative liabilities arising from a weakening of the Canadian Dollar relative to the U.S. Dollar at spot rates. See Note 27 of the interim consolidated financial statements
Deferred income taxes	4,272	4,292	(20)	An overall decrease in temporary differences between the accounting and tax basis of assets and liabilities.
Owners’ equity
Common equity	15,560	15,775	(215)	See Consolidated statements of changes in owners’ equity in the interim consolidated financial statements
Non-controlling interests	807	804	3	See Consolidated statements of changes in owners’ equity in the interim consolidated financial statements.

7.	Liquidity and capital resources

This section contains forward-looking statements, including those in respect of our TELUS Corporation Common Share dividend payout ratio and net debt to EBITDA – excluding restructuring and other costs ratio. See Caution regarding forward-looking statements at the beginning of this MD&A.

7.1 Overview

Our capital structure financial policies and financing and capital structure management plans are described in Section 4.3.

Cash flows

Three-month periods ended March 31 ($ millions)	2026	2025	Change
Cash provided by operating activities	1,050	1,077	(27)
Cash used by investing activities	(1,144)	(602)	(542)
Cash used by financing activities	(1,225)	(330)	(895)
Increase (decrease) in Cash and temporary investments, net	(1,319)	145	(1,464)
Cash and temporary investments, net, beginning of period	2,621	869	1,752
Cash and temporary investments, net, end of period	1,302	1,014	288

TELUS Corporation – Management’s discussion and analysis – 2026 Q1

7.2 Cash provided by operating activities

Analysis of changes in cash provided by operating activities

Three-month periods ended March 31 ($ millions)	2026	2025	Change
Operating revenues and other income (see Section 5.3)	5,013	5,057	(44)
Goods and services purchased (see Section 5.3)	(1,856)	(1,847)	(9)
Employee benefits expense (see Section 5.3)	(1,635)	(1,466)	(169)
Restructuring and other costs, net of disbursements	165	(36)	201
Share-based compensation expense, net of payments	31	42	(11)
Net employee defined benefit plans expense	13	15	(2)
Employer contributions to employee defined benefit plans	(5)	(5)	—
Gain on contributions of real estate to joint ventures	(5)	(8)	3
(Income) loss from equity accounted investments	(1)	—	(1)
Interest paid	(430)	(371)	(59)
Interest received	25	5	20
Income taxes paid, net of recoveries received	(116)	(154)	38
Other operating working capital changes	(149)	(155)	6
Cash provided by operating activities	1,050	1,077	(27)

Cash provided by operating activities decreased by $27 million in the first quarter of 2026.

●	Restructuring and other costs, net of disbursements, represented a net change of $201 million in the first quarter of 2026. We recorded $130 million of non-cash restructuring and other costs related to the privatization of TELUS Digital. The remaining restructuring and other costs were related to cost efficiency and effectiveness programs.

●	Interest paid increased by $59 million in the first quarter of 2026, largely due to: (i) interest paid on the issuance of fixed-to-fixed rate junior subordinated notes issued in 2025; and (ii) interest paid on the promissory note in connection with the acquisition of Workplace Options (see Note 26(e) of the interim consolidated financial statements); partially offset by: (i) interest paid in the comparative period from notes that were repurchased during the 2025 tender offer processes; interest paid on the TELUS International (Cda) Inc. credit facility in the comparative period, which was repaid in the third quarter of 2025.

●	Income taxes paid, net of recoveries received, decreased by $38 million in the first quarter of 2026, primarily due to greater refunds from the completion of prior years’ tax audits in addition to lower required income tax instalments attributable to lower income before income taxes.

●	For a discussion of other operating working capital changes, see Section 6 Changes in financial position and Note 31(a) of the interim consolidated financial statements.

7.3 Cash used by investing activities

Analysis of changes in cash used by investing activities

Three-month periods ended March 31 ($ millions)	2026	2025	Change
Cash payments for capital assets, excluding spectrum licences	(757)	(654)	(103)
Cash payments for spectrum licences	(318)	—	(318)
Cash payments for acquisitions, net	—	(11)	11
Real estate joint venture receipts	6	1	5
Proceeds on disposition	9	66	(57)
Investment in portfolio investments and other	(84)	(4)	(80)
Cash used by investing activities	(1,144)	(602)	(542)

Cash used by investing activities increased by $542 million in the first quarter of 2026.

●	The increase in Cash payments for capital assets, excluding spectrum licences, in the first quarter of 2026 primarily reflected:

●	An increase of $64 million in capital expenditures in the first quarter of 2026 (see Capital expenditure measures table and discussion below).

●	Higher capital expenditure payments of $39 million in the first quarter of 2026 with respect to payment timing differences.

●	Cash payments for spectrum licences increased by $318 million in the first quarter of 2026, related to 3800 MHz licences acquired during Innovation, Science and Economic Development Canada’s (ISED) residual auction that concluded in January 2026. We acquired 40 MHz of spectrum on average in markets where we successfully bid, at an average price of $1.23 per MHz-pop (where pop refers to the population in a licence area).

●	Cash payments for acquisitions, net, were $11 million lower in the first quarter of 2026. In the first quarter of 2025, we made cash payments for individually immaterial business acquisitions that were complementary to our existing lines of business.

●	Proceeds on disposition were $57 million lower in the first quarter of 2026, reflecting a greater amount of divestiture of non-core assets in the first quarter of 2025.

●	Investment in portfolio investments and other increased by $80 million in the first three months of 2026, primarily as a result of investments in a larger number of portfolio investments.

TELUS Corporation – Management’s discussion and analysis – 2026 Q1

Capital expenditure measures

Three-month periods ended March 31 ($ millions, except capital expenditure intensity)	2026	2025	Change
Capital expenditures[1]
TELUS technology solutions segment (TTech)
TTech operations	564	507	11%
TTech real estate development	16	8	100%
	580	515	13%
TELUS health segment (TELUS Health)	53	44	20%
TELUS digital experience segment (TELUS Digital)	37	41	(10)%
Eliminations	(19)	(13)	46%
Consolidated	651	587	11%
TTech capital expenditure intensity[2] (%)	15	13	2	pts.
TELUS Health capital expenditure intensity[2] (%)	10	9	1	pt.
TELUS Digital capital expenditure intensity[2] (%)	5	5	—	pts.
Consolidated capital expenditure intensity[2] (%)	13	11	2	pts.

1	Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for. Consequently, capital expenditures differ from Cash payments for capital assets, excluding spectrum licences, as reported in the interim consolidated statements of cash flows. Refer to Note 31 of the interim consolidated financial statements for further information.

2	See Section 11.1 Non-GAAP and other specified financial measures.

Consolidated capital expenditures increased by $64 million in the first quarter of 2026.

Capital expenditures in support of TTech operations were $57 million higher in the first quarter of 2026. This increase primarily resulted from greater capital investments in developing new facilities to meet growing industry demand. Our capital investments in TTech operations have enabled: (i) ongoing growth in our internet, TV and security and automation subscriber bases, as well as the connection of more premises to our fibre network; (ii) the extended coverage of our 5G network; and (iii) enhancement of our product and digital development to improve system capacity and reliability. By March 31, 2026, our 5G network covered 33.4 million Canadians, representing over 90% of the population.

Capital expenditures in support of TTech real estate development increased by $8 million in the first quarter of 2026. The increase was driven by greater capital investments to support the construction of multi-year development projects, including TELUS OceanTM and TELUS Living projects in B.C.

TELUS Health capital expenditures increased by $9 million in the first quarter of 2026, largely driven by greater investments to support clinic expansions and business acquisitions. Our TELUS Health capital expenditures continue to invest in the expansion of our digital health product offerings and capabilities, as well as support for business integration, enabling AI-powered experiences, embedded care pathways and differentiated capabilities such as GenAI self-serve and advanced diagnostics. The investments in our product offerings and foundational platforms position TELUS Health for scalable growth and operational resilience.

TELUS Digital capital expenditures decreased by $4 million in the first quarter of 2026, mainly from lower real estate expenditures in Europe and Asia-Pacific.

7.4 Cash used by financing activities

Analysis of changes in cash used by financing activities

Three-month periods ended March 31 ($ millions)	2026	2025	Change
Dividends paid to holders of Common Shares	(430)	(402)	(28)
Issue (repayment) of short-term borrowings, net	3	399	(396)
Long-term debt issued	1,360	1,663	(303)
Redemptions and repayment of long-term debt	(2,153)	(1,990)	(163)
Partnership distributions to non-controlling interest	(5)	—	(5)
Cash used by financing activities	(1,225)	(330)	(895)

Cash used by financing activities increased by $895 million in the first quarter of 2026.

Dividends paid to holders of Common Shares

Our dividend reinvestment and share purchase (DRISP) plan trustee acquired Common Shares from Treasury for the DRISP plan, rather than acquiring shares in the stock market. For the dividends paid on January 2, 2026, the DRISP participation rate for these dividends, calculated as the DRISP investment of $219 million (including the employee share purchase plan) as a percentage of gross dividends, was approximately 34%. By comparison, for the dividends paid on January 2, 2025, the DRISP participation rate was approximately 34%. Cash payments for dividends increased by $28 million in the first quarter of 2026, which reflected higher dividend rates (see Section 4.3) and an increase in the number of shares outstanding.

In April 2026, we paid dividends of $434 million to the holders of Common Shares and the trustee acquired dividend reinvestment Common Shares from Treasury for $219 million, totalling $653 million. For these dividends, the DRISP participation rate was approximately 34%.

Issue (repayment) of short-term borrowings, net

During the first quarter of 2025, we drew $0.4 billion under an arm’s-length securitization trust.

TELUS Corporation – Management’s discussion and analysis – 2026 Q1

Long-term debt issued and Redemptions and repayment of long-term debt

In the first quarter of 2026, long-term debt issued decreased by $0.3 billion, while redemptions and repayment of long-term debt increased by $0.2 billion. These changes were primarily composed of:

●	A net increase of $0.7 billion in commercial paper outstanding, including foreign exchange effects, to a balance of $1.6 billion (US$1.2 billion) at March 31, 2026, from a balance of $1.0 billion (US$0.7 billion) at December 31, 2025. Our commercial paper program provides funds at a lower cost than our revolving credit facility and is fully backstopped by the revolving credit facility (see Section 7.6 Credit facilities).

●	The full redemption of our outstanding $600 million 3.75% Notes, Series CV due March 10, 2026. The redemption was funded through proceeds from our December 2025 offering of fixed-to-fixed rate junior subordinated notes.

The average term to maturity of our long-term debt (excluding commercial paper, TELUS bank credit facilities, the revolving components of the repaid TELUS International (Cda) Inc. credit facility, lease liabilities and other long-term debt) was 14.8 years at March 31, 2026, an increase from 14.7 years at December 31, 2025 and an increase from 10.5 years at March 31, 2025. In addition, the weighted average cost of our long-term debt (excluding commercial paper, TELUS bank credit facilities, the revolving components of the repaid TELUS International (Cda) Inc. credit facility, lease liabilities and other long-term debt) was 4.77% at March 31, 2026, an increase from 4.75% at December 31, 2025, and an increase from 4.40% at March 31, 2025.

Partnership distributions to non-controlling interest

In the first quarter of 2026, our Terrion subsidiary paid distributions.

7.5 Liquidity and capital resource measures

Net debt was $25.9 billion at March 31, 2026, a decrease of $2.8 billion compared to one year earlier, largely as a result of: (i) the junior subordinated notes equity credit for fixed-to-fixed junior subordinated notes issued in 2025; for purposes of calculating leverage ratios, only one-half of the principal of our junior subordinated notes is included as debt in the initial post-issuance decade; (ii) equity issued by our Terrion subsidiary to a non-controlling interest in the third quarter of 2025; (iii) the notes purchased during the 2025 tender offer processes; (iv) greater Cash and temporary investments; (v) the repayment of the TELUS International (Cda) Inc. credit facility in the third quarter of 2025; (vi) the repayment upon maturity of the TELUS Communications Inc. debentures in the third quarter of 2025; and (vii) the full redemption of 3.75% Notes, Series CV, in the first quarter of 2026. These factors were partially offset by the note issuances in the second and fourth quarters of 2025, as described in our 2025 annual MD&A.

Fixed-rate debt as a proportion of total indebtedness, which excludes lease liabilities and other long-term debt, was 91% as at March 31, 2026, up from 84% one year earlier. The increase was primarily a result of: (i) the note issuances in the second and fourth quarters of 2025, as described in our 2025 annual MD&A; (ii) the repayment of the TELUS International (Cda) Inc. credit facility in the third quarter of 2025; and (iii) a decrease in commercial paper outstanding, which is classified as floating-rate debt in this calculation. These factors were partially offset by: (i) the notes purchased during the 2025 tender offer processes; (ii) the repayment upon maturity of the TELUS Communications Inc. debentures in the third quarter of 2025; and (iii) the full redemption of 3.75% Notes, Series CV, in the first quarter of 2026.

Our Net debt to EBITDA – excluding restructuring and other costs ratio supports our financial objective of maintaining investment-grade credit ratings, which facilitates reasonable access to capital. This ratio was 3.5 times, as measured at March 31, 2026, down from 3.9 times one year earlier. The decrease was largely due to the effect of the decrease in net debt levels, primarily due to the junior subordinated notes equity credit for fixed-to-fixed junior subordinated notes issued in 2025 and the equity issued by our Terrion subsidiary to a non-controlling interest in the third quarter of 2025, partially offset by business acquisitions; net debt levels were already elevated in the current and comparative periods due to our spectrum acquisitions and business acquisitions. As at March 31, 2026, the acquisition of spectrum licences increased the ratio by approximately 0.6, and business acquisitions increased the ratio by approximately 0.1, while the junior subordinated notes equity credit decreased the ratio by 0.5 and equity issued by our Terrion subsidiary to a non-controlling interest decreased the ratio by approximately 0.2. Our recent acquisitions of spectrum licences have increased our national spectrum holdings and represent an investment in building greater network capacity to support the ongoing growth in demand for data, as well as growth in our mobile subscriber base. Given the cash demands of the 600 MHz auction held in 2019, the 3500 MHz auction held in 2021, the 3800 MHz auction held in 2023 (payments made in fiscal 2024) and the upcoming auction for millimetre wave spectrum, the assessment of the objective and timing of return to the objective range remains to be determined; however, it is our intent to return to a ratio of circa 2.7 in the medium term (following the spectrum auctions in 2021 and 2023, and the upcoming millimetre wave spectrum auction), consistent with our long-term strategy. We have an objective of achieving a ratio of circa 3.0 in 2027. While this ratio exceeds our long-term objective range, we are well in compliance with the leverage ratio covenant in our credit facilities, which states that we may not permit our leverage ratio to exceed 4.25 to 1.00 at March 31, 2026 (see Section 7.6 Credit facilities).

TELUS Corporation – Management’s discussion and analysis – 2026 Q1

Liquidity and capital resource measures

As at, or for the 12-month periods ended, March 31	2026	2025	Change
Components of debt and coverage ratios ($ millions)
Long-term debt	30,131	28,724	1,407
Net debt[1]	25,889	28,682	(2,793)
Net income	620	1,099	(479)
EBITDA – excluding restructuring and other costs[1]	7,350	7,318	32
Financing costs	1,152	1,526	(374)
Net interest cost[1]	1,448	1,381	67
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (excluding lease liabilities and other long-term debt) (%)	91	84	7	pts.
Average term to maturity of long-term debt (excluding commercial paper, TELUS bank credit facilities, the revolving components of the repaid TELUS International (Cda) Inc. credit facility, lease liabilities and other long-term debt) (years)	14.8	10.5	4.3
Weighted average interest rate on long-term debt (excluding commercial paper, TELUS bank credit facilities, the revolving components of the repaid TELUS International (Cda) Inc. credit facility, lease liabilities and other long-term debt) (%)	4.77	4.40	0.37	pts.
Net debt to EBITDA – excluding restructuring and other costs[1] (times)	3.5	3.9	(0.4)
Coverage ratios[1] (times)
Earnings coverage	1.9	2.1	(0.2)
EBITDA – excluding restructuring and other costs interest coverage	5.1	5.3	(0.2)
Other measures[1] (%)
Determined using most comparable IFRS Accounting Standards measures
Ratio of Common Share dividends declared to cash provided by operating activities – less capital expenditures	117	96	21	pts.
Determined using management measures
Common Share dividend payout ratio – net of dividend reinvestment plan effects	73	76	(3)	pts.

1	See Section 11.1 Non-GAAP and other specified financial measures.

Earnings coverage ratio for the 12-month period ended March 31, 2026 was 1.9 times, down from 2.1 times one year earlier. An increase in borrowing costs lowered the ratio by 0.2. Excluding restructuring and other costs, the earnings coverage ratio would be 2.2 times.

EBITDA – excluding restructuring and other costs interest coverage ratio for the 12-month period ended March 31, 2026 was 5.1 times, down from 5.3 times one year earlier. An increase of $67 million in net interest costs lowered the ratio by 0.2.

Common Share dividend payout ratio: Actual Common Share dividend payout decisions will continue to be subject to our Board’s assessment of our financial position and outlook, as well as our long-term Common Share dividend payout objective range of 60 to 75% of prospective free cash flow. So as to be consistent with the way we manage our business, our Common Share dividend payout ratio is presented as a historical measure calculated as the sum of the dividends declared in the most recent four quarters for Common Shares, as recorded in the financial statements, net of dividend reinvestment plan effects, divided by the sum of the most recent four quarters’ free cash flow amounts for interim reporting periods. For fiscal years, the denominator is annual free cash flow. The historical measure for the 12-month period ended March 31, 2026 is presented for illustrative purposes in evaluating our objective range. As at March 31, 2026, the ratio was within the objective range.

7.6 Credit facilities

At March 31, 2026, we had $1.1 billion of liquidity available from the TELUS revolving credit facility. We are well within our objective of generally maintaining at least $1 billion of available liquidity.

TELUS credit facilities

We have a $2.75 billion (or U.S. dollar equivalent) unsecured revolving credit facility with a syndicate of financial institutions, expiring August 21, 2030. The revolving credit facility is used for general corporate purposes, including the backstop of commercial paper, as required.

TELUS revolving credit facility at March 31, 2026

($ millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Revolving credit facility[1]	Aug. 21, 2030	2,750	—	—	(1,643)	1,107

1	Canadian dollars or U.S. dollar equivalent.

Our credit facilities contain customary covenants, including a requirement that we not permit our consolidated leverage ratio to exceed 4.25 to 1.00 and that we not permit our consolidated coverage ratio to be less than 2.00 to 1.00 at the end of any financial quarter. As at March 31, 2026, our consolidated leverage ratio was 3.5 to 1.00 and our consolidated coverage ratio was 5.1 to 1.00. These ratios are expected to remain well within the covenants. There are certain minor differences in the calculation of the leverage ratio and coverage ratio under the revolving credit facility, as compared with the calculation of Net debt to EBITDA – excluding restructuring and other costs and EBITDA – excluding restructuring and other costs interest coverage. Historically, the calculations are substantially similar. The covenants are not impacted by revaluation, if any, of Property, plant and equipment, Intangible assets or Goodwill for accounting purposes. Continued access to our credit facilities is not contingent on maintaining a specific credit rating.

TELUS Corporation – Management’s discussion and analysis – 2026 Q1

Commercial paper

TELUS Corporation has an unsecured commercial paper program, which is backstopped by our revolving credit facility, allowing us to issue commercial paper up to a maximum aggregate equivalent amount at any one time of $2.1 billion (US$1.5 billion maximum) as at March 31, 2026. We use foreign currency forward contracts to manage currency risk arising from U.S. dollar-denominated commercial paper. The commercial paper program is used for general corporate purposes, including, but not limited to, capital expenditures and investments. Our ability to reasonably access the commercial paper market in the United States is dependent on our credit ratings (see Section 7.8 Credit ratings).

Other unsecured long-term debt

As at March 31, 2026, other (unsecured) included a US$200 million promissory note issued by a wholly owned subsidiary to a private equity investor, which was senior in right of payment to all of our existing and future subordinated indebtedness, and was effectively subordinated to all existing and future obligations of, or guaranteed by, our subsidiaries.

The promissory note was redeemable, in whole but not in part, at our option and, after May 13, 2030, also at the holder’s option. Subsequent to March 31, 2026, the promissory note was repaid and a prepayment premium of $51 million was recorded.

Junior subordinated notes

The notes are direct unsecured obligations, are subordinated to all existing and future senior indebtedness, and are effectively subordinated to all existing and future indebtedness and obligations of, or guaranteed by, our subsidiaries. For purposes of calculating leverage ratios, only one-half of the principal is included as debt in the initial post-issuance decade. See Note 26(f) of the interim consolidated financial statements for additional details.

Other letter of credit facilities

At March 31, 2026, we had $67 million of letters of credit outstanding issued under various uncommitted facilities. These letter of credit facilities are in addition to our ability to provide letters of credit under our committed revolving bank credit facility. Available liquidity under various uncommitted letter of credit facilities was $118 million at March 31, 2026.

Other secured long-term debt

Other liabilities incur interest at 4.4%, are secured by the AWS-4 spectrum licences associated with these other liabilities, and are subject to amortization schedules, so that the principal is repaid over the periods to maturity, the last period ending March 31, 2035.

Lease liabilities

Lease liabilities are subject to amortization schedules, so that the principal is repaid over various periods, which include reasonably expected renewals. The weighted average interest rate on lease liabilities was approximately 5.4% as at March 31, 2026.

7.7 Short-term borrowings

On May 22, 2024, we entered into an agreement with an arm’s-length securitization trust associated with a major Schedule I bank allowing us to borrow up to a maximum of $1.6 billion, secured by certain trade receivables and unbilled customer finance receivables; the term of this revolving-period securitization agreement ends May 22, 2027, and requires minimum cash advances of approximately $920 million. Funding under the agreement may be provided in either Canadian dollars or U.S. dollars. Currency risk associated with funding denominated in U.S. dollars is managed through the use of foreign currency forward contracts. Available liquidity under this agreement was $680 million as at March 31, 2026. (See Note 22 of the interim consolidated financial statements.)

7.8 Credit ratings

We continued to have investment-grade ratings in the first quarter of 2026 and as at May 8, 2026. We believe adherence to most of our stated financial policies (see Section 4.3), coupled with our efforts to maintain constructive relationships with banks, investors and credit rating agencies, continues to provide reasonable access to capital markets.

7.9 Financial instruments and contingent liabilities

Financial instruments

Our financial instruments, their accounting classification and the nature of certain risks to which they may be exposed were described in Section 7.9 in our 2025 annual MD&A.

Liquidity risk

As a component of our capital structure financial policies, discussed in Section 4.3 Liquidity and capital resources, we manage liquidity risk by: maintaining a daily cash pooling process that enables us to manage our available liquidity and our liquidity requirements according to our actual needs; maintaining a short-term borrowing agreement associated with trade receivables and unbilled customer finance receivables; maintaining bilateral bank facilities and syndicated credit facilities; maintaining a supply chain financing program; maintaining a commercial paper program; maintaining an in-effect shelf prospectus; continuously monitoring forecast and actual cash flows; and managing maturity profiles of financial assets and financial liabilities.

TELUS Corporation – Management’s discussion and analysis – 2026 Q1

As at March 31, 2026, TELUS Corporation could offer an unlimited amount of securities in Canada, and $1.9 billion of securities in the United States, qualified pursuant to a Canadian shelf prospectus in effect until January 2029.

As at March 31, 2026, we had $1.1 billion of liquidity available from the TELUS revolving credit facility and $680 million available under our trade receivables and unbilled customer finance receivables securitization program (see Section 7.7 Short-term borrowings). Including cash and temporary investments of $1.3 billion, we had approximately $3.1 billion of liquidity available at March 31, 2026 (see Section 11.1 Non-GAAP and other specified financial measures). This aligns with our objective of generally maintaining at least $1 billion of available liquidity. We believe our investment-grade credit ratings contribute to reasonable access to capital markets.

Contingent liabilities

Claims and lawsuits

A number of claims and lawsuits (including class actions and intellectual property infringement claims) seeking damages and other relief are pending against us and, in some cases, other mobile carriers and telecommunications service providers. As well, we have received notice of, or are aware of, certain possible claims (including intellectual property infringement claims) against us and, in some cases, other mobile carriers and telecommunications service providers.

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories and procedures and their resolution by the courts, at both the trial and the appeal levels; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, including cash flows, with the exception of the items disclosed in Note 29 of the interim consolidated financial statements.

7.10 Outstanding share information

Outstanding shares (millions)	March 31, 2026	April 30, 2026
Common Shares	1,561	1,574
Common Share options	4	4
Restricted share units and deferred share units – equity-settled	17	16

7.11 Transactions between related parties

Transactions with key management personnel

Our key management personnel, consisting of our Board of Directors and our Executive Team, have authority and responsibility for overseeing, planning, directing and controlling our activities. Total compensation expense for key management personnel was $18 million in the first quarter of 2026, relatively unchanged compared to the first quarter of 2025. See Note 30(a) of the interim consolidated financial statements for additional details.

Transactions with defined benefit pension plans

We provided our defined benefit pension plans with management and administrative services on a cost recovery basis and actuarial services on an arm’s-length basis. Charges for these services were immaterial.

8.	Accounting matters

8.1	Critical accounting estimates and judgments

Our significant accounting policies are described in Note 1 of the Consolidated financial statements for the year ended December 31, 2025. The preparation of financial statements in conformity with GAAP requires management to make estimates, assumptions and judgments that affect: the reported amounts of assets and liabilities at the date of the financial statements; the disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts and classification of income and expense during the reporting period. Actual results could differ from those estimates. Our critical accounting estimates and significant judgments are generally discussed with the Audit Committee each quarter and are described in Section 8.1 in our 2025 annual MD&A, which is hereby incorporated by reference.

8.2 Accounting policy developments

Our accounting policy developments were discussed in Section 8.2 Accounting policy developments in our 2025 annual MD&A. See Note 2 of the interim consolidated financial statements for additional details.

TELUS Corporation – Management’s discussion and analysis – 2026 Q1

9.	Update to general trends, outlook and assumptions, and regulatory developments and proceedings

This section contains forward-looking statements, which should be read together with the Caution regarding forward-looking statements at the beginning of this MD&A.

The assumptions for our 2026 outlook, as described in Section 9 in our 2025 annual MD&A, remain the same, except for the following:

●	For our revised estimated economic growth rates, inflation rates, annual unemployment rates and annual rates of housing starts on an unadjusted basis, see Section 1.2. The extent to which these economic estimates affect us and the timing of their impact will depend upon the actual experience of specific sectors of the Canadian economy.

●	Our restructuring and other costs assumption has been revised to approximately $600 million, from approximately $500 million. The increase is a result of expanded operational effectiveness programs to support EBITDA and cash flow growth. We estimate total cash restructuring and other disbursements of approximately $550 million, from approximately $450 million.

●	Our cash income tax payments assumption has been revised downward to a range of approximately $360 million to $460 million from a range of approximately $540 million to $620 million. This decrease was primarily due to higher refunds received and Canadian Bill C-15, the Budget Implementation Act, 2025, No. 1, receiving royal assent on March 26, 2026.

9.1 Communications industry regulatory developments and proceedings*

Our telecommunications, broadcasting and radiocommunication services are regulated under federal laws by various authorities, including the Canadian Radio-television and Telecommunications Commission (CRTC), ISED, Canadian Heritage and the Competition Bureau. See Section 10.3 Regulatory matters in our 2025 annual MD&A.

The following is a summary of certain significant communications industry regulatory developments and proceedings that are relevant to our telecommunications and broadcasting business and our industry. This summary is not intended to be a comprehensive legal analysis or description of all of the specific issues described. Although we have indicated those issues for which we do not currently expect the outcome of a development or proceeding to be material for us, there can be no assurance that the expected outcome will occur or that our current assessment of its likely impact on us will be accurate. See Section 10.3 Regulatory matters in our 2025 annual MD&A.

Radiocommunication licences and spectrum-related matters

Mobile spectrum licence fee framework

On March 7, 2025, ISED released Decision on a Fee Framework and Amendments to Conditions of Licence for Certain Spectrum Licences Used to Provide Commercial Mobile Services Below 10 GHz. This is a new licence fee framework that will apply to spectrum licences issued outside of an auction process or auctioned licences renewed beyond their initial term. This new framework is largely in line with the framework as proposed by ISED in December 2024 in the consultation that led to this decision. It makes some spectrum bands now applicable for fees, but we had expected that these bands would be subject to fees. The new ISED framework went into effect in March 2026. The impact upon TELUS of the new fee structure is not expected to be material.

2026 auction of residual spectrum licences

On August 28, 2025, ISED released a Notice of 2026 Auction of Residual Spectrum Licences. This notice established the procedures for a residual spectrum auction of unsold or returned licences that concluded in late January 2026. Sealed bids for the allocation and assignment stages were submitted on January 27, 2026 and January 30, 2026, respectively. On March 20, 2026, ISED issued the auction results and we acquired 40 MHz of spectrum on average in markets where we successfully bid, for a total purchase price of $318 million.

Regulatory and federal government reviews

The CRTC and the federal government have initiated public proceedings to review various matters. A number of key proceedings are discussed below.

Review of the wholesale high-speed access service framework

On August 13, 2024, the CRTC issued Telecom Regulatory Policy CRTC 2024-180 (TRP 2024-180), Competition in Canada’s Internet service markets. TRP 2024-180 is the CRTC’s final decision further to its consultation on the wholesale high-speed access framework in Canada, which has been ongoing since March 2023. In the March 2023 consultation document, the CRTC sought comment on a number of issues, including whether wholesale access to fibre-to-the-premises (FTTP) service should be offered on an aggregated basis and whether any further regulation, including retail regulation, is warranted.

In TRP 2024-180, the CRTC ruled that TELUS, Bell and SaskTel must provide aggregated wholesale access to their FTTP networks, effective February 13, 2025. As a result, all companies, including TELUS, are permitted to obtain wholesale FTTP access effective February 13, 2025, with two notable restrictions. First, incumbent telephone and cable companies will not be able to access the wholesale framework within their traditional wireline serving territories, but may access it outside those territories. Second, any new FTTP deployed by TELUS, Bell or SaskTel after August 13, 2024 will not be eligible for wholesale access until August 13, 2029. On October 25, 2024, the CRTC set out interim rates for the wholesale aggregated FTTP service. On April 24, 2026, the CRTC approved final rates for wholesale FTTP access services.

*	The operations of our health business are also subject to various health laws and regulations internationally, as well as policies, guidelines and directives issued by regulatory and administrative bodies. See Section 10.3 Regulatory matters in our 2025 annual MD&A.

TELUS Corporation – Management’s discussion and analysis – 2026 Q1

On September 12, 2024, SaskTel brought two court challenges to TRP 2024-180: an application for leave to appeal the decision pursuant to the Telecommunications Act, and an application for judicial review pursuant to the Federal Courts Act. The Federal Court of Appeal granted SaskTel’s motion for leave to appeal on October 31, 2025. The appeal and judicial review will be heard together, likely in late 2026 or early 2027.

In November 2024, multiple parties brought applications to the CRTC to review and vary TRP 2024-180. Among other things, the applications ask the CRTC to prohibit TELUS, Bell and Rogers from accessing wholesale FTTP service pursuant to TRP 2024-180. Bragg Communications Inc., Cogeco Communications Inc., SaskTel, and the Competitive Network Operators of Canada also brought a petition to Cabinet asking them to vary TRP 2024-180 in a similar manner should the CRTC fail to do so. On June 20, 2025, the CRTC dismissed the applications to review and vary TRP 2024-180 (the Review and Vary Decision). On August 6, 2025, Cabinet issued a press release stating that it would not grant the relief sought in the petition.

In July 2025, Bragg Communications Inc. and Cogeco Communications Inc. brought an application to the Federal Court of Appeal for leave to appeal the Review and Vary Decision. Leave to appeal was granted in September 2025 and the matter is now proceeding before the Federal Court of Appeal. Bragg Communications Inc. and Cogeco Communications Inc. also brought an application in Federal Court for judicial review of Cabinet’s decision not to allow the petition. The Federal Court struck the judicial review on January 7, 2026.

Further, in September 2025, Rogers Communications Canada Inc., a coalition of Bragg Communications Inc. and Cogeco Communications Inc., and a coalition of TekSavvy Solutions Inc and Competitive Network Operators of Canada brought three separate petitions to Cabinet seeking to overturn the Review and Vary Decision. On April 20, 2026, the Governor in Council declined to vary, rescind, or refer back the Review and Vary Decision further to these petitions.

Application by Every-Day Computers seeking MVNO access

In January 2026, Every-Day Computers Inc., a company located in Terrace, B.C., filed an application with the CRTC alleging that we have refused to provide it with mandated MVNO access, contrary to the CRTC’s rules. On February 26, 2026, we filed our answer to the application, denying the allegations because Every-Day Computers Inc. is not eligible to obtain MVNO access under the CRTC’s MVNO framework. A decision in this proceeding is not expected to be material.

Amendments to the Telecommunications Act

In June 2024, Parliament passed Bill C-69, the Budget Implementation Act, 2024, No. 1. The Bill makes a number of amendments to the Telecommunications Act, including requirements for providers to offer a self-service option to modify or cancel plans and to provide certain notices in advance of contract expiry. The Bill also prohibits providers from charging activation fees or certain other fees and requires the CRTC to set out details on how providers should comply with these amendments. In November 2024, the CRTC issued Notices of Consultation CRTC 2024-293, 2024-294, and 2024-295, through which it will create regulatory frameworks to implement these amendments. The CRTC entertained submissions in February and March 2025 and the provisions came into force on October 30, 2025 by way of an Order in Council.

On March 12, 2026, the Commission issued Telecom Regulatory Policy CRTC 2026-43, Prohibition of fees that are a barrier to switching cellphone and Internet plans. In the decision, the CRTC amended the Wireless Code and Internet Code by adding a definition for activation or modification fee, which includes any fee incurred as a result of activating a new retail telecommunications service plan or modifying an existing one, except for reasonable fees related to the physical installation of a telecommunications service at a customer’s premises and fees related to additional products or services the customer has explicitly chosen to purchase. The Commission also amended the Wireless Code to prohibit providers from charging an early cancellation fee when a subsidized device is not provided as part of the contract. The Commission will begin enforcing the amendments starting on June 12, 2026 and will monitor industry compliance through existing CCTS complaint reporting. We are assessing the decision to determine which fees are impacted by the legislative prohibition and the resulting impact to us.

On April 13, 2026, the Commission issued Telecom Regulatory Policy CRTC 2026-67, Enhancing customer notifications. The decision gives effect to the statutory requirement to provide certain notices in advance of contract expiry. The Commission’s decision applies to services covered by the Wireless Code and Internet Code. The decision will supplement existing notices sent to customers 90 days before the expiry of their commitment period, with new requirements to include: (i) a hyperlink to the list of plans available for purchase and their features; (ii) information about the device rental plan (for customers who have a device rental plan), including their options to either return the device or pay the final amount if they want to keep it; and (iii) information on where customers can find the self-service mechanism and how they can use it. The decision will also require service providers to provide notice in advance of the expiry of certain time-limited discounts or promotions. Finally, the decision adds to existing notice requirements regarding international roaming, and will modify the Wireless Code’s cap on international roaming charges to include any fee charged to a customer for data roaming, including daily fixed-rate options and plans that allow a customer to use their device in another country the same way they would at home in Canada. These changes will go into effect on April 13, 2027. We are assessing the decision to determine its impact on us.

TELUS Corporation – Management’s discussion and analysis – 2026 Q1

On April 24, 2026, the Commission issued Telecom Regulatory Policy CRTC 2024-78, Enhancing self-service mechanisms. The decision gives effect to the statutory requirement to offer a self-service option to modify or cancel plans. The Commission defined the requirements flexibly, to include any mechanism that is easy to use and enables a customer to perform actions in relation to their telecommunications service plan, including modifying (e.g., upgrading or downgrading) and cancelling it, without interacting with a live customer service representative, for example, through an app, a website, or by email. Self-service mechanisms matching this description must be made available by April 26, 2027. We are assessing the decision to determine its impact on us.

Parliament also passed Bill C-288, a private member’s bill, which amended the Telecommunications Act to require Canadian carriers to make certain information available in respect of the fixed broadband services that they offer, and obligates the CRTC to hold a public hearing to determine how carriers should comply with these amendments. In December 2024, the CRTC issued Notice of Consultation CRTC 2024-318, through which it will create the regulatory framework to implement these amendments. As required by the amendments, the CRTC held an oral hearing on the matter in June 2025, at which we appeared. A decision is expected in 2026. Until the CRTC issues determinations in the remaining proceedings, it is too early to determine their impact on us.

Review of international roaming options

On October 7, 2024, the CRTC sent a letter to TELUS, Bell and Rogers stating that it had conducted a review of roaming fees that Canadians pay when travelling internationally. The letter states that the CRTC found that Canadians lack choice when traveling internationally and that roaming rates are too high. The CRTC directed TELUS, Bell and Rogers to report back to the CRTC on November 4, 2024, on the steps they were taking to address the CRTC’s concerns. Accordingly, TELUS, Bell and Rogers, filed their respective reports on November 4, 2024. On March 7, 2025, the CRTC determined that it will not launch a formal proceeding but called on TELUS, Bell and Rogers to ensure that they continue to make progress on reducing roaming fees. The CRTC also required TELUS, Bell and Rogers to file reports in May 2025 and November 2025. Each report has set out a list of new international roaming offerings that have been launched since the CRTC’s October 2024 letter, along with other specified information. On May 5, 2025, we submitted our first international roaming progress report, highlighting new international roaming offers launched since October 2024. We submitted our second progress report on November 5, 2025. In a letter dated February 5, 2026, the CRTC subsequently requested supplemental information and detailed data for the 2025 calendar year from TELUS, Bell and Rogers as part of the Commission’s ongoing monitoring of roaming fees. The Commission sought information on metrics for roaming subscriptions, usage, and revenues across bundled plans, add-ons, travel passes, and pay-per-use services. We submitted our responses to the CRTC on March 19, 2026.

Cybersecurity and lawful access legislation

On June 18, 2025, the federal government introduced Bill C-8, An Act respecting cyber security, amending the Telecommunications Act and making consequential amendments to other Acts. The legislation is similar to the previous Bill C-26, which did not pass. The legislation would amend the Telecommunications Act to allow the Governor in Council to prohibit telecommunications service providers from using equipment from designated companies in their networks. This will allow the federal government to ban the use of Huawei and ZTE equipment in our network and impose penalties for non-compliance. The former Minister of Innovation, Science and Industry stated that the government intends to use its powers under Bill C-8, if passed, to require the removal of existing Huawei and ZTE 5G equipment. If we are ultimately subject to an order requiring us to remove a significant amount of equipment from our network, the effect could be material. The legislation would also create a new statute, the Critical Cyber Systems Protection Act (CCSPA). The CCSPA would require designated federally regulated corporations to maintain cybersecurity plans, impose reporting requirements and impose penalties for non-compliance. Many of the proposed measures in the CCSPA reflect our existing processes. The effect of CCSPA is unknown at this time as the bill is still in Parliament and many of the material provisions are left to regulation-making. Bill C-8 passed Second Reading in Parliament on October 3, 2025 and is currently at Third Reading in the House of Commons. In addition, the government tabled Bill C-2 on June 3, 2025. Among other provisions, Bill C-2 would expand the Governor in Council’s ability to mandate standards and capabilities for lawful access, if passed. The government subsequently decided not to proceed with the lawful access sections of Bill C-2, but would instead address lawful access through stand-alone legislation. On March 12, 2026, the government tabled Bill C-22, An Act respecting lawful access, which similarly proposes to expand the Governor in Council’s ability to mandate standards and capabilities for lawful access. Until the law is passed and an order is issued under these powers with application to us, it is too early to determine the impact. Bill C-22 is currently at Second Reading in the House of Commons.

TELUS Corporation – Management’s discussion and analysis – 2026 Q1

CRTC proceedings to examine network resiliency

On September 4, 2025, the CRTC issued Telecom Decision 2025-225 where it set out its final requirements for telecommunications carriers, including TELUS, to notify the CRTC and various government agencies about network outages on their respective networks. The CRTC expanded the type of outages that carriers must report to the CRTC in comparison to the interim regime that had been in place since March 8, 2023. The CRTC ordered carriers to implement the new reporting requirements by November 4, 2025. TELUS and other major telecom carriers filed an application to the CRTC on October 7, 2025 asking the Commission to review and vary certain elements of the decision to reduce the volume of reporting that the decision currently requires. The carriers also asked for a delay in the decision’s implementation timeline. On October 31, 2025, the CRTC suspended the implementation deadline pending consideration of the review and vary application. On March 11, 2026, the CRTC issued requests for information to the carriers to gather further information as part of its review of the application.

The CRTC also released two new notices of consultation related to network resiliency on September 4, 2025. In Call for comments – Development of a regulatory policy on measures to improve the resiliency of telecommunications networks and the reliability of telecommunications services, the CRTC initiated a comprehensive consultation with a view to develop a regulatory policy relating to network reliability and resiliency for telecommunications service providers. The CRTC has posed a variety of questions to telecommunications service providers to find out their respective views on potential regulatory rules. We are participating fully in this proceeding and we filed our intervention on December 3, 2025. The proceeding continued into 2026, with a decision not expected until late 2026, at the earliest.

In Call for comments – Consumer protections in the event of a service outage or disruption, Telecom and Broadcasting Notice of Consultation 2025-227, the Commission is investigating whether it needs to mandate protections for consumers at the time of network or service outages for telecom or television services. These consumer protections measures include what sort of communications customers should receive at a time of outage and what policies should apply to potential refunds for lost services. We will participate fully in this proceeding from both a telecom and broadcast distribution undertaking perspective. Subject to any further procedural steps to be announced by the CRTC, the record of this proceeding closed in December 2025 with a decision likely in late 2026.

Federal and provincial privacy regulators increasing their focus on AI companies

In May 2023, the privacy authorities for Canada, British Columbia, Alberta and Quebec announced a joint investigation of OpenAI, the company behind AI-powered chatbot ChatGPT. The ongoing investigation focuses on valid and meaningful consent, obligations with respect to openness and transparency, and appropriate use of personal data. A parallel investigation into X and xAI (Grok), launched in February 2025 and expanded in January 2026, which examines the lawful collection and use of Canadians’ data for AI model training. These investigations reflect a broader regulatory trend of heightened scrutiny of AI safety, consent mechanisms, and law enforcement coordination.

10.	Risks and risk management

The principal risks and uncertainties that could affect our future business results and associated risk mitigation activities were described in our 2025 annual MD&A and have not materially changed since December 31, 2025. Reference is made as well to the summary of risks and uncertainties in the Caution regarding forward-looking statements at the beginning of this MD&A.

11.	Definitions and reconciliations

11.1 Non-GAAP and other specified financial measures

We issue guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have standardized meanings, they might not be comparable to similar measures disclosed by other issuers. Securities regulations require that such measures be clearly defined, qualified and reconciled with their nearest GAAP measure. Certain of the metrics do not have generally accepted industry definitions.

Adjusted Net income and adjusted basic earnings per share (EPS): These are non-GAAP measures that do not have any standardized meanings prescribed by IFRS Accounting Standards and are therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted Net income excludes the effects of restructuring and other costs, real estate rationalization-related restructuring impairments, income tax-related adjustments, long-term debt prepayment premium, and other adjustments (identified in the following tables). Adjusted basic EPS is calculated as adjusted Net income divided by the basic weighted-average number of Common Shares outstanding. These measures are used to evaluate performance at a consolidated level and exclude items that, in management’s view, may obscure underlying trends in business performance or items of an unusual nature that do not reflect our ongoing operations. They should not be considered as alternatives to Net income and basic EPS in measuring TELUS’ performance.

TELUS Corporation – Management’s discussion and analysis – 2026 Q1

Reconciliation of adjusted Net income

	Three-month periods ended March 31
($ millions)	2026	2025
Net income attributable to Common Shares	136	321
Add (deduct) amounts net of amount attributable to non-controlling interests:
Restructuring and other costs	315	93
Tax effect of restructuring and other costs	(87)	(24)
Real estate rationalization-related restructuring impairments	4	3
Tax effect of real estate rationalization-related restructuring impairments	(1)	(1)
Income tax-related adjustments	(11)	(4)
Adjusted Net income	356	388

Reconciliation of adjusted basic EPS

	Three-month periods ended March 31
($)	2026	2025
Basic EPS	0.09	0.21
Add (deduct) amounts net of amount attributable to non-controlling interests:
Restructuring and other costs, per share	0.20	0.06
Tax effect of restructuring and other costs, per share	(0.05)	(0.01)
Income tax-related adjustments, per share	(0.01)	—
Adjusted basic EPS	0.23	0.26

Available liquidity: This is a non-GAAP measure that does not have any standardized meaning prescribed by IFRS Accounting Standards and is therefore unlikely to be comparable to similar measures presented by other issuers. Available liquidity is calculated as the sum of Cash and temporary investments, net, amounts available from the revolving credit facility, and amounts available under our trade receivables and unbilled customer finance receivables securitization program, measured at the end of the period. We believe this to be a useful measure because it allows us to monitor compliance with our financial objectives. It should not be considered as an alternative to Cash and temporary investments, net, in measuring TELUS’ performance.

Available liquidity reconciliation

As at March 31 ($ millions)	2026	2025
Cash and temporary investments, net	1,302	1,014
Net amounts available from the TELUS Corporation revolving credit facility	1,107	634
Amounts available under trade receivables and unbilled customer finance receivables securitization program	680	279
Available liquidity	3,089	1,927

Capital expenditure intensity: This measure is calculated as capital expenditures excluding real estate development divided by Operating revenues and other income. It provides a basis for comparing the level of capital expenditures at TELUS to those of other companies of varying size within the same industry.

Calculation of Capital expenditure intensity

	TTech		TELUS Health		TELUS Digital		Eliminations		Total
Three-month periods ended March 31 ($ millions, except ratio)	2026	2025 (restated)	2026	2025	2026	2025 (restated)	2026	2025 (restated)	2026	2025
Numerator – Capital expenditures excluding real estate development	564	507	53	44	37	41	(19)	(13)	635	579
Denominator – Operating revenues and other income	3,790	3,880	526	473	813	814	(116)	(110)	5,013	5,057
Capital expenditure intensity (%)	15	13	10	9	5	5	n/m	n/m	13	11

TELUS Corporation Common Share dividend payout ratio: This is a historical measure calculated as the sum of the most recent four quarterly dividends declared, as recorded in the financial statements, net of dividend reinvestment plan effects, divided by the sum of free cash flow amounts for the most recent four quarters for interim reporting periods. For fiscal years, the denominator is annual free cash flow. Our objective range for the annual TELUS Corporation Common Share dividend payout ratio is on a prospective basis, rather than on a trailing basis. (See Section 4.3 Liquidity and capital resources and Section 7.5 Liquidity and capital resource measures.)

TELUS Corporation – Management’s discussion and analysis – 2026 Q1

Calculation of ratio of Common Share dividends declared to cash provided by operating activities less capital expenditures

Determined using most comparable IFRS Accounting Standards measures

For the 12-month periods ended March 31 ($ millions, except ratio)	2026	2025
Numerator – Sum of the most recent four quarterly dividends declared	2,575	2,370
Cash provided by operating activities	4,839	4,974
Less:
Capital expenditures	(2,630)	(2,497)
Denominator – Cash provided by operating activities less capital expenditures	2,209	2,477
Ratio (%)	117	96

Calculation of Common Share dividend payout ratio, net of dividend reinvestment plan effects

Determined using management measures

For the 12-month periods ended March 31 ($ millions, except ratio)	2026	2025
Sum of the most recent four quarterly dividends declared	2,575	2,370
Sum of the amounts of the most recent four quarterly dividends declared reinvested in Common Shares	(890)	(791)
Numerator – Sum of the most recent four quarterly dividends declared, net of dividend reinvestment plan effects	1,685	1,579
Denominator – Free cash flow	2,303	2,071
Ratio (%)	73	76

Earnings coverage: This measure is defined in the Canadian Securities Administrators’ National Instrument 41-101 and related instruments, and is calculated as follows:

Calculation of Earnings coverage

For the 12-month periods ended March 31 ($ millions, except ratio)	2026	2025
Net income attributable to Common Shares	928	1,187
Income taxes (attributable to Common Shares)	397	338
Borrowing costs (attributable to Common Shares)[1]	1,511	1,333
Numerator	2,836	2,858
Denominator – Borrowing costs	1,511	1,333
Ratio (times)	1.9	2.1

1	Interest on Long-term debt (including dividend obligations on preferred shares that are required to be accounted for as financial liabilities) plus Interest on short-term borrowings and other plus long-term debt prepayment premium, adding capitalized interest and deducting borrowing costs attributable to non-controlling interests.

EBITDA (earnings before interest, income taxes, depreciation and amortization): We issue guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered as an alternative to Net income in measuring TELUS’ performance, nor should it be used as a measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues and other income less the total of Goods and services purchased expense and Employee benefits expense.

We calculate EBITDA – excluding restructuring and other costs, as it is a component of the EBITDA – excluding restructuring and other costs interest coverage ratio and the Net debt to EBITDA – excluding restructuring and other costs ratio.

We calculate Adjusted EBITDA by excluding items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

EBIT (earnings (loss) before interest and income taxes) is calculated for our reportable segments because we believe it is a meaningful indicator of our operating performance, as it represents our earnings (loss) from operations before costs of capital structure and income taxes.

TELUS Corporation – Management’s discussion and analysis – 2026 Q1

EBITDA and Adjusted EBITDA reconciliations

	TTech		TELUS Health		TELUS Digital		Eliminations		Total
Three-month periods ended March 31 ($ millions)	2026	2025 (restated)	2026	2025 (restated)	2026	2025 (restated)	2026	2025	2026	2025
Net income									144	301
Financing costs									335	344
Income taxes									55	107
EBIT	665	842	(47)	(32)	(65)	(45)	(19)	(13)	534	752
Depreciation	517	529	16	13	50	50	—	—	583	592
Amortization of intangible assets	241	240	99	94	65	66	—	—	405	400
EBITDA	1,423	1,611	68	75	50	71	(19)	(13)	1,522	1,744
Add restructuring and other costs included in EBITDA	259	79	25	9	31	9	—	—	315	97
EBITDA – excluding restructuring and other costs and Adjusted EBITDA	1,682	1,690	93	84	81	80	(19)	(13)	1,837	1,841

Adjusted EBITDA less capital expenditures is calculated for our reportable segments, as it represents a TELUS performance measure that may be more comparable to similar measures presented by other issuers.

Adjusted EBITDA less capital expenditures reconciliation

	TTech		TELUS Health		TELUS Digital		Eliminations		Total
Three-month periods ended March 31 ($ millions)	2026	2025 (restated)	2026	2025 (restated)	2026	2025 (restated)	2026	2025	2026	2025
Adjusted EBITDA	1,682	1,690	93	84	81	80	(19)	(13)	1,837	1,841
Capital expenditures	(580)	(515)	(53)	(44)	(37)	(41)	19	13	(651)	(587)
Adjusted EBITDA less capital expenditures	1,102	1,175	40	40	44	39	—	—	1,186	1,254

We calculate EBITDA margin and Adjusted EBITDA margin to evaluate the performance of our operating segments and we believe these measures are also used by investors as indicators of a company’s operating performance. We calculate EBITDA margin as EBITDA divided by Operating revenues and other income. Adjusted EBITDA margin is a non-GAAP ratio that does not have any standardized meaning prescribed by IFRS Accounting Standards and is therefore unlikely to be comparable to similar measures presented by other issuers. We calculate Adjusted EBITDA margin as Adjusted EBITDA divided by adjusted Operating revenues and other income.

Calculation of EBITDA margin

	TTech		TELUS Health		TELUS Digital		Eliminations		Total
Three-month periods ended March 31 ($ millions, except margin)	2026	2025 (restated)	2026	2025 (restated)	2026	2025 (restated)	2026	2025 (restated)	2026	2025
Numerator – EBITDA	1,423	1,611	68	75	50	71	(19)	(13)	1,522	1,744
Denominator – Operating revenues and other income	3,790	3,880	526	473	813	814	(116)	(110)	5,013	5,057
EBITDA margin (%)	37.6	41.5	12.9	15.8	6.2	8.7	n/m	n/m	30.4	34.5

Calculation of Adjusted EBITDA margin

	TTech		TELUS Health		TELUS Digital		Eliminations		Total
Three-month periods ended March 31 ($ millions, except margin)	2026	2025 (restated)	2026	2025 (restated)	2026	2025 (restated)	2026	2025 (restated)	2026	2025
Numerator – Adjusted EBITDA	1,682	1,690	93	84	81	80	(19)	(13)	1,837	1,841
Denominator – Operating revenues and other income	3,790	3,880	526	473	813	814	(116)	(110)	5,013	5,057
Adjusted EBITDA margin (%)	44.4	43.6	17.7	17.8	10.0	9.8	n/m	n/m	36.6	36.4

TELUS Corporation – Management’s discussion and analysis – 2026 Q1

EBITDA – excluding restructuring and other costs interest coverage: This measure is defined as EBITDA – excluding restructuring and other costs, divided by net interest cost, calculated on a 12-month trailing basis. It is similar to the coverage ratio covenant in our credit facilities, as described in Section 7.6 Credit facilities.

Calculation of EBITDA – excluding restructuring and other costs interest coverage

For the 12-month periods ended March 31 ($ millions, except ratio)	2026	2025
Numerator – EBITDA – excluding restructuring and other costs	7,350	7,318
Denominator – Net interest cost	1,448	1,381
Ratio (times)	5.1	5.3

Free cash flow: We report this measure as a supplementary indicator of our operating performance, and there is no generally accepted industry definition of free cash flow. It should not be considered as an alternative to the measures in the condensed interim consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as reported in the condensed interim consolidated statements of cash flows. It provides an indication of the amount of cash generated by operations that is available after capital expenditures and may be used for discretionary purposes, among other things, to pay dividends, repay debt, purchase shares or make other investments. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

	Three-month period ended March 31, 2026			Three-month period ended March 31, 2025
($ millions)	Cash provided by operating activities	Difference	Free cash flow	Cash provided by operating activities	Difference	Free cash flow
EBITDA	1,522	—	1,522	1,744	—	1,744
Restructuring and other costs, net of disbursements	165	—	165	(36)	—	(36)
Effects of contract asset, acquisition and fulfilment and TELUS Easy Payment® mobile device financing	27	—	27	28	—	28
Effect of non-discretionary lease principal[1]	—	(113)	(113)	—	(193)	(193)
Items from the condensed interim consolidated statements of cash flows:
Share-based compensation, net of employee share purchase plan cash outflows	31	—	31	42	—	42
Net employee defined benefit plans expense	13	—	13	15	—	15
Employer contributions to employee defined benefit plans	(5)	—	(5)	(5)	—	(5)
Gain on contributions of real estate to joint ventures	(5)	5	—	(8)	8	—
(Income) loss from equity accounted investments	(1)	—	(1)	—	—	—
Interest paid	(430)	—	(430)	(371)	—	(371)
Interest received	25	—	25	5	—	5
Other	(11)	11	—	(11)	11	—
Other working capital items	(165)	165	—	(172)	172	—
Capital expenditures	—	(651)	(651)	—	(587)	(587)
	1,166	(583)	583	1,231	(589)	642
Income taxes paid, net of refunds[2]	(116)	116	—	(154)	—	(154)
	1,050	(467)	583	1,077	(589)	488

1	As set out in Note 3 of the interim consolidated financial statements, we may issue new debt to replace existing debt with different characteristics. As part of managing our capital structure, we chose to replace lease principal of $732 through discretionary repayment.
2	As set out in Note 3 of the interim consolidated financial statements, as part of managing our capital structure, we paid incremental income taxes in connection with issuing subsidiary equity and such amount has been excluded from the free cash flow amount shown in this table.

Mobile phone average revenue per subscriber per month (ARPU) is calculated as network revenue derived from monthly service plan, roaming and usage charges; divided by the average number of mobile phone subscribers on the network during the period, and is expressed as a rate per month.

TELUS Corporation – Management’s discussion and analysis – 2026 Q1

Net debt: We believe that net debt is a useful measure because it represents the amount of Short-term borrowings and long-term debt obligations that are not covered by available Cash and temporary investments. The nearest IFRS Accounting Standards measure to net debt is Long-term debt, including Current maturities of Long-term debt. Net debt is a component of the Net debt to EBITDA – excluding restructuring and other costs ratio.

Net debt to EBITDA – excluding restructuring and other costs: This measure is defined as net debt at the end of the period divided by 12-month trailing EBITDA – excluding restructuring and other costs. (See discussion in Section 7.5 Liquidity and capital resource measures.) This measure is similar to the leverage ratio covenant in our credit facilities, as described in Section 7.6 Credit facilities.

Calculation of Net debt to EBITDA – excluding restructuring and other costs

For the 12-month periods ended March 31 ($ millions, except ratio)	2026	2025
Numerator – Net debt	25,889	28,682
Denominator – EBITDA – excluding restructuring and other costs	7,350	7,318
Ratio (times)	3.5	3.9

Net interest cost: This measure is the denominator in the calculation of EBITDA – excluding restructuring and other costs interest coverage. Net interest cost is defined as financing costs, excluding capitalized long-term debt interest, employee defined benefit plans net interest, unrealized changes in virtual power purchase agreements forward element when accounted for as held for trading, and recoveries on redemption and repayment of debt, calculated on a 12-month trailing basis. Expenses recorded for the long-term debt prepayment premium, if any, are included in net interest cost.

Calculation of Net interest cost

For the 12-month periods ended March 31 ($ millions)	2026	2025
Financing costs	1,152	1,526
Add (deduct):
Employee defined benefit plans net interest	(12)	(10)
Interest on long-term debt, excluding lease liabilities and other – capitalized	5	30
Gain on purchase of long-term debt	303	—
Unrealized changes in virtual power purchase agreements forward element	—	(165)
Net interest cost	1,448	1,381

11.2 Operating indicators

The following measures are industry metrics that are useful in assessing the operating performance of a mobile and fixed telecommunications entity, but do not have standardized meanings.

Churn is calculated as the number of subscribers deactivated during a given period divided by the average number of subscribers on the network during the period, and is expressed as a rate per month. Mobile phone churn refers to the aggregate average of both prepaid and postpaid mobile phone churn. A TELUS, Koodo® or Public Mobile® brand prepaid mobile phone subscriber is deactivated when the subscriber has no usage for 90 days following expiry of the prepaid credits.

Connected device subscriber means a subscriber on an active TELUS service plan with a recurring revenue-generating portable unit (e.g. tablets, internet keys, Internet of Things, wearables and connected cars) that is supported by TELUS and is intended for limited or no cellular voice capability.

Mobile phone subscriber means a subscriber on an active TELUS service plan with a recurring revenue-generating portable unit (e.g. feature phones and smartphones) where TELUS provides voice, text and/or data connectivity.

Internet subscriber means a subscriber on an active TELUS internet plan with a recurring revenue-generating unit where TELUS provides internet connectivity.

Healthcare lives covered means the number of users (primary members and their dependents) enrolled in various health programs supported by TELUS Health services (e.g. virtual care, health benefits management, preventive care, personal health security, and employee and family assistance programs). This count includes clients who utilize TELUS Health services either directly or indirectly. It is probable that some members and their dependents will be a user of multiple TELUS Health services.

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